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BIOVAIL CORPORATION

ANNUAL INFORMATION FORM
for the Year Ended December 31, 2004

March 30, 2005

i

BIOVAIL CORPORATION

ANNUAL INFORMATION FORM

PRESENTATION OF INFORMATION

General

        Except where the context otherwise requires, all references in this Annual Information Form ("AIF") to the "Company", "Biovail", "we", "us", "our" or similar are to Biovail Corporation and its subsidiaries, taken together. In this AIF, references to "$" and "C$" are to United States and Canadian dollars, respectively, and unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2004.

        Unless otherwise noted, prescription and market data are derived from IMS Health Inc. ("IMS").

Trademarks

        The following words are trademarks of the Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: Ativan®, Biovail®, Cardisense®, Cardizem®, Cardizem® LA, CEFORM™, DrinkUp™, FlashDose®, Glumetza™, Instatab™, Isordil®, Ralivia™, Shearform™, Smartcoat™, SportSafe®, Tiazac® XC, Tiazac®, Teveten®, Teveten HCT®, Vasotec® and Vaseretic®.

        Wellbutrin®, Wellbutrin SR®, Wellbutrin XL®, Zovirax®, and Zyban® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by the Company under license.

CORPORATE STRUCTURE

General

        Biovail Corporation is incorporated under the Ontario Business Corporations Act. The registered and principal office of the Company is located at 7150 Mississauga Road, Mississauga, Ontario, L5N 8M5. The Company's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "BVF".

Subsidiaries and Investments

        Biovail operates its business through a number of subsidiaries. The subsidiaries listed below either represent at least 10% of Biovail's total assets, or sales and operating revenues on a consolidated basis, or are entities through which Biovail conducts its business.

Company	Jurisdiction of Incorporation	Nature of Business	Group Share %	Registered Office

Biovail Americas Corp.	Delaware	Holding Company	100	700 Route 202/206 North Bridgewater, New Jersey USA 08807

Biovail Distribution Corporation	Delaware	Distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey USA 08807

Biovail Pharmaceuticals, Inc.	Delaware	Sales and distribution of pharmaceutical products	100	700 Route 202/206 North Bridgewater, New Jersey USA 08807

Biovail Insurance Incorporated	Barbados	Captive insurance company	100	Chelston Park, Bldg. 2 Collymore Rock St. Michael, Barbados

Biovail Laboratories Incorporated	Barbados	Manufacture, development, licensing of pharmaceutical products	100	Chelston Park, Bldg. 2 Collymore Rock St. Michael, Barbados

Biovail Laboratories International SRL	Barbados	Manufacture, development, licensing of pharmaceutical products	100	Chelston Park, Bldg. 2 Collymore Rock St. Michael, Barbados

Biovail Technologies (Ireland) Limited	Ireland	Development of pharmaceutical products	100	3200 Lake Drive City West Business Campus Dublin 24

Biovail Technologies Ltd.	Delaware	Manufacture and development of pharmaceutical products	100	3701 Concorde Parkway Chantilly, Virginia USA 20151

THE BUSINESS

        We are a pharmaceutical company primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced, oral drug-delivery technologies. Our main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. Our goal is to develop enhanced formulations of in-market drugs that provide clinically meaningful benefits and advantages over existing formulations.

        Since our development efforts are focused on enhancing existing in-market compounds — where safety and efficacy profiles are well known and established — the development risk we face is typically reduced relative to companies pursuing new chemical entities ("NCEs"). For the same reasons, the development costs we incur to bring products to market are also lower. Upon receiving approval from the U.S. Food and Drug Administration ("FDA"), the enhanced medication typically receives three years of market exclusivity, compared with NCEs, which typically receive five years of market exclusivity. Patents can often extend the lifecycles of these products beyond the expiry of exclusivity periods. (See section — REGULATORY AFFAIRS AND QUALITY ASSURANCE.)

        Biovail has a broad portfolio of oral drug-delivery technologies. These include controlled release, enhanced absorption, rapid absorption, taste masking, and oral disintegration, among others. Importantly, these technologies can be combined to develop, for example, a controlled-release, orally disintegrating, taste-masked tablet. Our drug-delivery technologies are applicable to a wide range of molecules, and can, in certain areas, address the pharmaceutical industry's more complex delivery challenges. Biovail strives to be at the forefront of the industry — and retain a leadership position — through internal research-and-development efforts ("R&D"), as well as through licensing agreements with third-party, drug-delivery companies, whereby we seek to gain access to promising new and/or complementary technologies.

        Biovail has developed the ability to transfer these technologies from the concept stage to full-scale commercial manufacturing of products incorporating our drug-delivery technologies. Our record of success in this regard includes products such as our generic pharmaceuticals portfolio, and branded products, such as Cardizem® LA, Tiazac® (anti-hypertensives) and Wellbutrin XL® (anti-depressant). Going forward, depending on the receipt of FDA approval, we anticipate manufacturing once-daily or orally disintegrating tablet ("ODT") formulations of tramadol ODT, tramadol ER, Glumetza™ (metformin), venlafaxine EA, zolpidem ODT and other products currently in our development pipeline.

        We have our own sales and marketing divisions in the U.S. and Canada, and are able to commercialize products directly through those sales forces. However, we also enter into manufacturing, supply and license agreements with third-party pharmaceutical companies in the U.S. and world markets. Our Canadian sales and marketing division, Biovail Pharmaceuticals Canada ("BPC"), employs a 78-member field sales force, which currently "details" (describe the features and benefits of a medication) select products to approximately 9,000 physicians across Canada. In the U.S., Biovail Pharmaceuticals, Inc. ("BPI") employs a primary-care sales force of 475 representatives and two specialty sales forces of 63 representatives each — one calling on cardiologists and nephrologists (promoting Cardizem® LA and the Teveten® line), the other calling on dermatologists and obstetricians/gynaecologists (promoting the Zovirax® line). The decision to market a new product directly or through marketing partnerships is based on the evaluation of a number of factors including primary-care vs. specialty market dynamics, target therapeutic area, commercialization timelines and infrastructure investment requirements.

        We are currently in the process of developing a long-term Strategic Plan. Our most critical priority is to enhance the return on investment of our U.S. commercial operations, as we recognize that the extent of our existing portfolio of promoted products does not support the current level of commercial investment. The primary-care market has become increasingly more competitive in recent years and the average size of many primary-care sales organizations has increased considerably. In addition, primary-care physicians are giving pharmaceutical representatives less time to describe the benefits of various medications. Pharmaceutical companies spent over $4.1 billion on direct-to-consumer advertising in 2004 as an alternative means to create awareness for their medications. For these, and other reasons, we are re-evaluating our strategic approach to commercializing our products in the U.S. primary-care market. At this time, we cannot assess the impact that the outcome of the strategic-planning process will have on our results of operations, financial position and cash flows going forward. We expect to complete this process during the second quarter of 2005.

        We currently have manufacturing, licensing and distribution agreements with a number of third-party pharmaceutical companies. In October 2001, we licensed the global marketing rights (excluding Canada) to our once-daily formulation of bupropion to GSK. We currently manufacture and supply the product to GSK pursuant to the tiered-pricing supply agreement between the two companies. GSK successfully launched the product in the U.S. in September 2003 under the brand name Wellbutrin XL®, with plans to launch in other global markets as regulatory approvals are received. In 1997, we entered into a manufacturing and distribution agreement with Teva Pharmaceutical Industries Ltd. ("Teva") for a portfolio of bioequivalent (generic) products developed by Biovail. We manufacture and sell these products to Teva, which distributes the products in the United States. Our selling prices to Teva increased as a result of a September 2004 amendment to the original agreement. In 1995, we licensed the U.S. marketing rights to a once-daily formulation of diltiazem developed by Biovail to Forest Laboratories, Inc. ("Forest"). The product was launched in February 1996 under the brand name Tiazac®. In April 2003, upon the product's genericization, Forest ceased promotional support for Tiazac® and now distributes a Tiazac® generic on our behalf.

        In addition to the products directly promoted by us or through strategic partners, we also distribute a number of off-patent products. These products — known as legacy products — are not actively promoted. We are currently evaluating a number of options to better realize the value of our portfolio of legacy products. These products generate significant cash flow; however, prescriptions filled by our legacy products continue to decline. The decline in these products negatively affects Biovail's revenue and earnings per share ("EPS") growth and such products are not strategic to our business, which is focused on long-term, sustainable growth. The options we are considering include a sale of these products to strategic or financial buyers, the transfer of the assets to a new entity and the sale of shares of the entity, pursuant to an initial public offering or a distribution to our shareholders as a return of capital.

        We have developed and acquired a number of advanced drug-delivery technologies, which we use to create pharmaceutical products with distinct clinical and competitive advantages. Through the application of these technologies we develop products that improve upon existing multiple daily dose immediate-release products by providing the therapeutic and compliance/convenience benefits of once-daily dosing. We also use these technologies to develop enhanced versions of existing medications that may offer superior efficacy, reduced side effects and other benefits. Our technology portfolio includes taste-masking, orally disintegrating (FlashDose®), controlled-release, graded-release and oral colonic drug-delivery technologies.

        We continue to explore acquisition opportunities in the marketplace. In the past, our acquisition strategy looked to capitalize on opportunities in the global pharmaceutical industry, including those arising from consolidation or divestiture. In the past, we investigated and pursued acquisitions and investment opportunities that added to our product portfolio or pipeline, enhanced our drug-delivery technology base, or strategically contributed to our sales and marketing capability in targeted therapeutic areas. However, in 2004, we focused our efforts on growing our business organically, and using our strong operating cash flow stream to reduce debt. To this end, we significantly strengthened our financial condition through the repayment of approximately $350 million of obligations.

Business Strategy

        Our core competency lies in our expertise in the development and large-scale manufacturing of pharmaceutical products incorporating oral drug-delivery technologies. Biovail has a broad portfolio of these proprietary technologies, and these represent the foundation upon which the Company's strategy is based. These drug-delivery technologies are leveraged to develop enhanced formulations of existing in-market drugs that confer meaningful benefits to patients. This brand enhancement, or product line-extension strategy, is currently being pursued by many of the world's largest pharmaceutical companies as they look for ways to expand upon the significant clinical and marketing investments they have made in establishing high-value brands. The strategy is based on leveraging the market acceptance of an existing, well-established, in-market brand through the development of a new and improved or enhanced formulation.

        We have implemented this strategy successfully through the launch of Cardizem® LA, as well as through a licensing agreement with GSK for Wellbutrin XL®, a once-daily formulation of bupropion developed by Biovail. We intend to continue to exploit our drug-delivery technology assets and rich pipeline with leading global pharmaceutical companies. We may manufacture these products for sale to third parties at variable supply prices based on variable percentages of the net selling price for these products.

        Since we focus on using as our base existing drugs with established safety and efficacy profiles, the development risk we face is typically reduced relative to pharmaceutical companies that pursue NCEs. In addition, the time and costs required to introduce new products that are variations on existing drugs to the market are usually lower. Upon FDA approval in the U.S., enhanced medications typically receive three years of market exclusivity; by comparison, NCEs typically receive five years of market exclusivity upon approval. Patents can often extend the lifecycles of these products beyond the expiry of exclusivity periods (see section — REGULATORY AFFAIRS AND QUALITY ASSURANCE).

        We currently develop products utilizing a number of distinct proprietary drug-delivery technology platforms (see section, Technology), including: (1) controlled-release technologies; (2) FlashDose® or ODT; (3) enhanced absorption/super bioavailable; and (4) oral colonic drug delivery. Our pipeline consists of a number of products at various stages of development. These represent a combination of products being developed by Biovail, products being developed by companies in which we have made a strategic investment, or products in various stages of development acquired under license from third parties.

        To date, we have focused on the cardiovascular (including Type II diabetes), central nervous system and pain-management therapeutic areas. While we intend to continue to explore product development opportunities outside these areas, we continue to remain focused on our main therapeutic categories. Focusing on these main therapeutic areas allows us to channel our expertise and to concentrate our activities in those areas where we perceive the highest potential. The decision to market a new product directly or through marketing partnerships is based on the evaluation of a number of factors including primary-care vs. specialty market dynamics, target therapeutic area, commercialization timelines and infrastructure investment requirements.

Industry Overview

        The pharmaceutical industry has experienced significant growth over the past several years. This growth has been affected by factors such as increasing enrolment in Health Maintenance Organizations ("HMOs") in the United States, and growth in managed care, an aging and more health-aware population, several major new drugs bringing significant therapeutic benefits and increasing use of new marketing approaches, such as direct-to-patient advertising.

        IMS reports that the total U.S. prescription drug market was approximately $235 billion in 2004, an increase of 8% over the $216 billion for 2003. It is estimated by IMS that during the years 2004-2008, branded products with estimated 2003 sales in excess of $52 billion, will lose patent protection. In 2004, the figure was $13 billion. To replace these revenues and lessen their dependence on internal development programs, the large pharmaceutical companies are increasingly entering into strategic licensing arrangements with specialty pharmaceutical companies and augmenting their product pipelines by the acquisition of smaller specialty companies with valuable research-and-development programs and technologies. They are also developing strategies to extend brand life-cycles and exclusivity periods and establish product differentiation. The pharmaceutical industry is also undergoing a period of consolidation.

        According to IMS, prescription growth for 2004 in the U.S. pharmaceutical market for all forms of controlled-release drugs was approximately 3.3%. The oral-dosage controlled-release segment of the market generated approximately $21.8 billion of revenues in 2004, an increase of 11% over the prior year. The impetus for growth in this segment comes from the proliferation of branded drugs at or near patent expiration and new product launches.

        Controlled-release products are formulated to release the drug's active ingredient gradually and predictably over a 12-hour to 24-hour period. These formulations provide for: (1) greater effectiveness in the treatment of chronic conditions through more consistent delivery of the medication; (2) reduced side effects; (3) greater convenience; and (4) higher levels of patient compliance due to a simplified dosage schedule as compared to that of immediate-release drugs.

        There are significant technical barriers to entry into the development of controlled-release drugs, with only a limited number of companies possessing the required expertise and technology. Despite the therapeutic advantages of controlled-release drugs versus their immediate-release counterparts, many pharmaceutical companies have not made the additional investment to develop a controlled-release version of a product while their immediate-release version is under patent protection.

        The pharmaceutical industry is subject to ongoing political pressure to contain the growth in spending on drugs and to expedite and facilitate bioequivalent competition to branded products. In the U.S., changes to Medicare prescription drug coverage may be implemented in the next two to three years. Companies oriented toward improved drug delivery and bio-equivalent medications may benefit from the focus on cost-containment and therapeutic value.

        For most of the 1990s, the FDA evidenced an accommodative stance to New Drug Applications ("NDAs") and Abbreviated New Drug Applications ("ANDAs"). Relatively fast drug approvals reflected corporate funding of NDA reviews and the political imperative of bringing bioequivalent competition to the marketplace. In conjunction with several high-profile drug withdrawals over the past several years, there is now evidence of a more cautious stance from the FDA. This stance may operate to the benefit of drug delivery and bioequivalent drug companies whose products are viewed as rapid and lower cost methods of bringing products to the market.

Our Markets

        Our primary market is the United States, the world's largest pharmaceutical market with total prescription spending of $235 billion in 2004, an 8% increase relative to 2003. Within that broader market, our therapeutic focus areas are cardiovascular disease (including Type II diabetes), central nervous system ("CNS") disorders and pain management. We also maintain the flexibility to exploit niche markets, as we have with our Zovirax® products for the treatment of herpes.

        Our current portfolio of commercial products is heavily weighted to cardiovascular products, including those for the treatment of hypertension, angina, congestive heart failure and acute myocardial infarction. According to IMS, the U.S. market for cardiovascular products was valued at $34.4 billion in 2004, of which $16.2 billion was represented by anti-hypertensives. Our current commercial portfolio of cardiovascular therapeutic products in the U.S. includes Cardizem® LA, Cardizem® CD, Tiazac®, Vasotec®, Vaseretic®, Teveten®, Teveten® HCT, Isordil®, and a number of generic pharmaceutical products.

        We also have a presence in the U.S. herpes market — a market that was valued at $1.3 billion in 2004 — through our acquisition of Zovirax® Ointment and Zovirax® Cream (launched in 2004) from GSK in October 2001. Oral therapeutic products for herpes represent the vast majority of the overall herpes market, with 2004 sales of $1.1 billion.

        CNS disorders represent another of our therapeutic focus areas. According to IMS, the U.S. market for the treatment of CNS was valued at $16.6 billion in 2004, with the majority — $13.6 billion — represented by anti-depressants. Our commercial portfolio in these markets includes a once-daily formulation of bupropion (licensed to GSK) sold as Wellbutrin XL® and Ativan®. Our development pipeline includes a focus on products for the treatment of CNS disorders.

        In the U.S., our products are marketed either directly by BPI, our U.S. sales and marketing organization, or through strategic licensing partners. In the U.S., our primary-care sales force of 475 representatives detail Cardizem® LA, Teveten®, Teveten® HCT, Zovirax® Ointment and Zovirax® Cream to physicians across the U.S. In addition, we have two specialty sales forces of 63 representatives each; one of which promotes Cardizem® LA and the Teveten® lines to cardiovascular and nephrology specialists; the other details our Zovirax® products to dermatologists and OB-GYN specialists.

        We also market a number of products directly in Canada through BPC, our Canadian sales and marketing division. The Canadian pharmaceutical market was valued by IMS at C$17.3 billion in 2004. Similar to our U.S. strategy, BPC's therapeutic focus lies in cardiovascular disease and CNS disorders, markets valued at C$2.4 billion and C$0.7 billion, respectively. BPC's sales force consists of 78 representatives, which currently target approximately 9,000 physicians across the country. During 2004, the anti-hypertensive/anti-angina medication Tiazac® was BPC's leading product, representing approximately 47% of our total Canadian product revenues.

        We also have a significant presence in generic pharmaceuticals, an industry valued by IMS at $41.3 billion in 2004, an 11% increase relative to 2003. Our focus in this segment has been on the development of controlled-release generic formulations of branded products, where the competitiveness and price discounting is significantly less than in the immediate release generic market. Our generic pharmaceuticals, with the exception of Tiazac®, which is licensed to Forest, are distributed in the U.S. by Teva Pharmaceuticals U.S.A. Inc., pursuant to an agreement between the two companies originally signed in 1997, and extended and expanded in 2004. Although generic products are no longer strategic to our business going forward, we do have the ability to selectively pursue attractive opportunities within this market.

        In the U.S., we own a number of pharmaceutical branded products that are not actively promoted. For the most part, these are products that have been genericized and generate revenue streams that are declining at reasonably predictable rates. These "legacy" products include Cardizem® CD, Ativan®, Isordil®, Tiazac®, Vasotec® and Vaseretic®. We are currently evaluating a number of options to better realize the value of our portfolio of legacy products.

        We currently have several pipeline products either being reviewed by the FDA or Therapeutics Product Directorate in Canada ("TPD") or in late-stage development targeting pain management and Type II diabetes. Although we do not yet have any commercial products for pain management or Type II diabetes, we are committed to these markets through our pipeline. According to IMS, the U.S. markets for these indications were valued at $14.7 billion and $5.9 billion, respectively, in 2004.

        While our business focus is on the U.S. and Canadian markets, several of our products have been commercialized globally through licensing agreements with strategic marketing partners with expertise in their local markets.

Our Products

        We have capabilities in all aspects of the drug-development process — from formulation and development to clinical testing, regulatory filing, manufacturing, marketing and distribution. This integrated approach results in operational synergies, increased flexibility and enhanced cost efficiencies. We report our product revenue based on the following five categories (see section — Biovail Products — for product descriptions):

  1.
  U.S. Promoted products
  2.
  Wellbutrin XL®
  3.
  Biovail Pharmaceuticals Canada
  4.
  Legacy products
  5.
  Generics

        Within the U.S. Promoted products category, we provide detail pertaining to product revenues for Cardizem® LA, the Teveten® line and the Zovirax® line. We also report a subtotal of core products which includes Promoted products, Wellbutrin XL® and BPC, as this represents the part of our business that we either actively promote and/or have organically developed and licensed to third parties who actively promote them.

        The following table summarizes our product revenues for the fiscal years of 2004 and 2003:

	Revenues ('$000)			% of Product Revenues
			Change %
Product / Product Line	2004	2003		2004	2003

Cardizem® LA	53,625	47,743	12	6	8
Teveten®	17,600	22,241	(21)	2	4
Zovirax®	75,451	102,434	(26)	9	16

U.S. Promoted Products Subtotal	146,676	172,418	(15)	17	27

Wellbutrin XL®	317,298	64,932	389	38	10
Biovail Pharmaceuticals Canada	101,865	85,197	20	12	13

Core Products Subtotal[1]	565,839	322,547	75	67	51

Legacy products	125,932	208,860	(40)	15	33
Generic products	149,675	101,491	47	18	16

Total Product Revenues	841,446	632,898	33	100	100

(1)
Represents U.S. Promoted products, Wellbutrin XL® and products of BPC.

        Beyond the development, manufacture and distribution of pharmaceutical products, we also provide research, development and clinical contract research services to third parties. In 2004, the provision of these services generated revenues of $20.5 million, compared with $14.2 million in 2003. We also generate revenues through royalties and/or licensing fees related to the sale of a number of our controlled-release products by third parties. We have also, in the past, generated revenue by promoting and/or co-promoting products on behalf of third parties. In 2004, these efforts resulted in revenues of $24.6 million, compared with $176.6 million in 2003.

U.S. Promoted Products

        This category refers to the group of products that Biovail actively promotes in the U.S. In 2004, these products were Cardizem® LA, a novel, graded, extended-release formulation of diltiazem that provides 24-hour blood-pressure control with a single daily dose; Teveten®, an angiotensin-II receptor blocker ("ARB") that blocks the vasoconstrictor and aldosterone-secreting effects of angiotensin II by selectively blocking the binding of angiotensin II to the AT1 receptor found in many tissues; Teveten® HCT, a combination of Teveten® and the diuretic hydrochlorothiazide; Zovirax® Ointment, a topical formulation of a synthetic nucleoside analogue active against herpes viruses; and Zovirax® Cream, a topical antiviral medication used for the treatment of herpes labialis (cold sores). Cardizem® LA, the first Biovail-developed product to be launched in the U.S. through our own sales and marketing infrastructure, retained the first-position detail of our primary-care sales force and our cardiovascular/nephrology specialty sales representatives. With respect to the Teveten® line, the August 2004 release of clinical data from the MOSES study (conducted in Europe by Solvay Pharmaceuticals AG) helped us describe the benefits of Teveten® and Teveten® HCT. The Zovirax® line continues to dominate the topical herpes market, and the brand was recently identified as the most-recognized antiviral brand in North America by MedAd News (January 2005).

Wellbutrin XL®

        Launched in September 2003 by GSK, Wellbutrin XL®, an extended-release bupropion indicated as first-line therapy for the treatment of depression in adults 18 years of age and older, has been well received by U.S. physicians, and at the end of 2004, had captured 54.8% of all bupropion prescriptions. Pursuant to our manufacturing and supply agreement with GSK, we receive a three-tiered supply price that is based on GSK's net sales of Wellbutrin XL® in any given year. The tier thresholds increase and are reset at the beginning of each calendar year. In the lowest tier, we receive a supply price of less than 25% of GSK's net sales. In the second tier, the supply price escalates to a value between 25% and 30% of GSK's net sales. In the highest tier, the supply price is greater than 30%. In 2004, Wellbutrin XL® was a key revenue driver for us as the product supply price entered the second tier of the pricing agreement in the second quarter and entered the third tier in the third quarter. In 2005, we anticipate reaching the higher thresholds at approximately the same times as in 2004.

Biovail Pharmaceuticals Canada

        This revenue category includes all products sold and distributed in Canada, including Tiazac® (indicated for hypertension), Wellbutrin SR® (indicated for depression), Retavase®, (indicated for acute myocardial infarction), Cardizem® CD (indicated for hypertension), Monocor® (indicated for hypertension) and Zyban® (indicated for smoking cessation in conjunction with behaviour modification). In January 2005, BPC formally launched Tiazac® XC to physicians in Canada; pre-launch activities, including pre-stocking of wholesalers, began in late 2004.

Legacy Products

        This category includes the U.S. products that are not actively promoted. For the most part, these are products that have been genericized and generate revenue streams that are declining at reasonably predictable rates. The products in this reporting category are Cardizem® CD, Ativan®, Tiazac® Vasotec®, Vaseretic® and Isordil®. We are currently evaluating a number of options to better realize the value of our portfolio of legacy products. These products generate significant cash flow; however, prescriptions filled by our legacy products continue to decline. These products negatively affect our revenue and EPS growth and are not strategic to our business, which is focused on long-term, sustainable growth. The options we are considering include a sale of these products to strategic or financial buyers, the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering or a distribution to our shareholders as a return on capital. We expect to make a further announcement with regard to legacy products during 2005.

Generic Products

        This category is comprised of those products that are distributed in the U.S. for Biovail by Teva. In 2004, these included bioequivalent formulations of Cardizem® CD, Adalat CC®, Procardia XL®, Voltaren XR® and Trental®. In 2004, we amicably resolved arbitration proceedings initiated by us in 2004 against Teva and renegotiated certain aspects of the agreement. Amendments include an extension of the agreement by a period of four years (on a product by-product basis) and the divestiture of two development-stage ANDA programs to Teva. We also provided Teva with an option to add a new product to the manufacturing and distribution agreement. Furthermore, we renegotiated financial terms such that we now receive higher selling prices on all products within the portfolio.

BIOVAIL PRODUCTS

        The following table summarizes our products that have been commercialized:

Product	Therapeutic Area	Indications	Therapeutic Market Size*

U.S. Promoted Products

Cardizem® LA	Cardiovascular	Hypertension/angina	$16.2 billion

Teveten®	Cardiovascular	Hypertension	$16.2 billion

Teveten® HCT	Cardiovascular	Hypertension	$16.2 billion

Zovirax® Cream	Antiviral	Herpes labialis (cold sores)	$1.3 billion

Zovirax® Ointment	Antiviral	Genital herpes	$1.3 billion

Promoted/Distributed by Biovail Pharmaceuticals Canada

Tiazac®	Cardiovascular	Hypertension/angina	$2.0 billion

Tiazac® XC	Cardiovascular	Hypertension	$2.0 billion

Wellbutrin® SR	CNS	Depression	$781 million

Monocor	Cardiovascular	Hypertension	$2.0 billion

Retavase®	Cardiovascular	Acute myocardial infarction	$43 million

Zyban®	CNS	Smoking cessation	$96 million

Cardizem® CD	Cardiovascular	Hypertension/angina	$2.0 billion

Distributed by Licensed Partners

Tiazac®[1]	Cardiovascular	Hypertension/angina	$16.2 billion

Wellbutrin® XL2	CNS	Depression	$13.6 billion

Legacy Products

Cardizem® CD	Cardiovascular	Hypertension/angina	$16.2 billion

Ativan®	CNS	Anxiety	$0.9 billion

Tiazac®	Cardiovascular	Hypertension	$16.2 billion

Vasotec®	Cardiovascular	Hypertension/congestive heart failure	$16.2 billion

Vaseretic®	Cardiovascular	Hypertension/congestive heart failure	$16.2 billion

Isordil®	Cardiovascular	Angina	$0.3 billion

Bioequivalent (generic) Products

Adalat CC (nifedipine extended release)[3]	Cardiovascular	Hypertension/angina	$16.2 billion

Cardizem® CD (diltiazem controlled release)[3]	Cardiovascular	Hypertension/angina	$16.2 billion

Procardia XL (nifedipine extended release)[3]	Cardiovascular	Hypertension/angina	$16.2 billion

Tiazac® (diltiazem)[4]	Cardiovascular	Hypertension/angina	$16.2 billion

Trental (pentoxifylline)[3]	Cardiovascular	Peripheral vascular disease	$0.2 billion

Voltaren XR (diclofenac controlled release)[3]	Inflammation	Arthritis	$8.5 billion

*
Market size according to IMS

(1)
Tiazac® is distributed by Forest Laboratories, Inc. in the United States.

(2)
Wellbutrin XL® is a once-daily formulation of bupropion developed by us and marketed by GSK in the U.S.

(3)
Distributed by Teva Pharmaceuticals U.S.A. Inc.

(4)
Distributed by Forest.

U.S. Promoted Products

        BPI, our U.S. marketing and sales entity, performs sales and marketing activities for our products as well as for products licensed from third parties. BPI's 475-member primary-care sales force promotes Cardizem® LA, Teveten®, Teveten® HCT, Zovirax® Ointment and Zovirax® Cream to general practitioners across the U.S., the cardiovascular/nephrology specialty sales representatives promote Cardizem® LA and the Teveten® line of products to specialists in cardiovascular/nephrological medicine; while the dermatology/OB-GYN representatives promote the Zovirax® line to specialists in those fields. These specialist physician populations represent an important target audience for BPI, as the prescribing patterns of specialists can influence those of primary-care physicians.

Cardizem® LA (diltiazem)

        Cardizem® branded products have been leading medications in the calcium channel blocker ("CCB") category of cardiovascular drugs for more than 20 years. In 2004, the CCB market was valued at $4.4 billion, of which once-daily diltiazem products represented $745 million. These once-daily products generated 18.8 million prescriptions in the U.S. in 2004, of which 11.8 million were written for Cardizem®, representing a market of $494 million, including generics.

        In April 2003, BPI launched Cardizem® LA. Cardizem® LA is a novel, graded, extended-release formulation of diltiazem HCl that provides 24-hour blood pressure control with a single daily dose and offers physicians a flexible dosing range from 120mg to 540mg. Cardizem® LA is the only diltiazem product labelled to allow administration in either the morning or evening. With evening administration, clinical trials have shown Cardizem® LA improved reduction in blood pressure in the early-morning hours, which is when patients are at the greatest risk of significant cardiovascular events, such as heart attack, stroke, and death.

Teveten® (eprosartan) and Teveten® HCT (eprosartan-hydrochlorothiazide)

        Teveten® is indicated for the treatment of hypertension (high blood pressure). Teveten® belongs to a class of antihypertensive drugs known as angiotensin-II receptor blockers. Total U.S. sales for all ARBs in 2004 were $4.4 billion. Teveten® blocks the vasoconstrictor and aldosterone-secreting effects of angiotensin II by selectively blocking the binding of angiotensin II to the AT1 receptor found in many tissues (e.g., vascular smooth muscle, adrenal gland). Solvay Pharmaceuticals Marketing and Licensing AG ("Solvay") first launched Teveten® in November 1999. We acquired the U.S. marketing rights to Teveten® and Teveten® HCT in March 2002. BPI re-launched Teveten® in the U.S. market in June 2002. In March 2003, BPI launched Teveten® HCT, a combination of Teveten® and the diuretic hydrochlorothiazide.

Zovirax® Ointment/Zovirax® Cream (acyclovir)

        Zovirax® Ointment 5% is a topical formulation of a synthetic nucleoside analogue active against herpes viruses. Each gram of Zovirax® Ointment contains 50mg of acyclovir in a polyethylene glycol base. This product is indicated in the management of initial genital herpes and in limited non-life threatening mucocutaneous herpes simplex infections in immuno-compromised patients. Zovirax® Ointment was originally launched in 1982 by Burroughs Wellcome and although it was not promoted by Glaxo Wellcome, and subsequently GSK, since 1997, Zovirax® Ointment remains the market leader with approximately a 50% share of total prescriptions for topical anti-herpes products in 2004.

        Zovirax® Cream was approved by the FDA in December 2002 and launched by BPI in July 2003. Zovirax® Cream is a topical antiviral medication used for the treatment of herpes labialis (cold sores). The Zovirax® product line had a 64% share of the total prescriptions for topical anti-herpes products in 2004.

BPC Products

        BPC's head office is located at our corporate headquarters in Mississauga, Ontario, Canada. BPC is dedicated to providing high-quality, cost-effective branded pharmaceuticals to Canadian health-care professionals and their patients. BPC's 78-member sales force currently detail select products to approximately 9,000 physicians across Canada. In addition to marketing products that we have developed, BPC has adopted a business strategy of selling branded drug products through in-licensed products. We believe that this strategy, combined with our portfolio of existing and new branded products utilizing our advanced drug-delivery technologies, well positions BPC in the Canadian pharmaceutical market.

        BPC's product portfolio strategy is to focus on drugs and therapies for the primary-care market including drugs for the treatment of cardiovascular and CNS diseases. Both therapeutic areas represent rapidly growing market segments. Products within the BPC portfolio include Tiazac®, Tiazac® XC (launched January 2005), Wellbutrin SR®, Zyban®, Cardizem® CD, Retavase® and Monocor®. In 2004, BPC's sales force actively promoted Tiazac®, Wellbutrin SR® and Retavase®. Zyban®, a prescription product indicated for use in smoking cessation, was marketed through direct marketing activities. We anticipate leveraging the name recognition of Wellbutrin® brand with the future launch of Wellbutrin XL® in Canada.

Tiazac®/Tiazac® XC (diltiazem)

        As described earlier, Tiazac® is a CCB used in the treatment of hypertension and angina. Tiazac® is a once-daily formulation of diltiazem that delivers smooth blood pressure control over a 24-hour period. As a non-dihydropyridine CCB, Tiazac® provides specific renal-protective benefits as well as blood-pressure reduction, which is particularly important for diabetic hypertensive patients. According to the IMF, the Canadian market for CCBs for 2004 was valued at approximately C$632 million, an increase of 9.6% versus the previous year. At the end of 2004, Tiazac® held a 49.5% share of the once-daily diltiazem market. In August 2004, we received TPD approval for Tiazac® XC for the treatment of hypertension. Tiazac® XC is a novel, graded-release formulation of diltiazem taken at bedtime specifically formulated to provide peak drug-plasma levels during the early-morning hours when cardiac events are most likely to occur. In January 2005, the BPC sales force launched Tiazac® XC to Canadian physicians. As of the date of this document, we have received formulary coverage in Quebec, Manitoba and Saskatchewan, with other provinces expected in the coming weeks. In addition, we have recently received formulary coverage on Health Canada's largest drug plan, the Non-Insured Health Benefit (NIHB) program.

        In August 2004, we filed a Supplemental New Drug Submission ("sNDS") with the TPD for Tiazac® XC for the angina indication. The TPD accepted the file for review in late October 2004. In March 2005, we received a Notice of Non-Compliance from the TPD, citing deficiencies in the submission. We expect to submit a Complete Response to the Notice of Non-Compliance in the second quarter of 2005, within the 90-day time line set by the TPD.

Wellbutrin SR® (bupropion)/Zyban® (bupropion)

        Biovail acquired the Canadian rights to Wellbutrin SR® and Zyban® from GSK in December 2002. Wellbutrin SR® (sustained-release bupropion) is indicated as first-line therapy for the treatment of depression. Wellbutrin®'s anti-depressant activity appears to be mediated by noradrenergic and dopaminergic mechanisms making it different than selective serotonin reuptake inhibitors ("SSRIs") and other known anti-depressant agents. In addition to anti-depressant efficacy, Wellbutrin® provides patients with the additional benefits of increased cognition and motivation and a low propensity to cause sexual dysfunction, a common side effect of some other anti-depressant therapies. Zyban, the same chemical entity as Wellbutrin SR®, is indicated as an aid to smoking cessation treatment.

        In 2003, GSK Canada marketed Wellbutrin SR® and Zyban® in Canada under contract for BPC, as our detailing efforts were focused on Celexa pursuant to a co-promotion agreement with H. Lundbeck A/S. With the termination of the Celexa agreement at the end of 2003, BPC assumed full responsibility for Wellbutrin SR®, and has been detailing the product since January 1, 2004. The Canadian market for anti-depressants was valued at C$781 million in 2004, a decrease of 2.2% over the previous year. In January 2005, we became aware that a formulation of generic Wellbutrin SR® had received a Notice of Compliance ("NOC"), clearing the path for the product's introduction. However, we believe that limited quantities of this generic product have been shipped to pharmacies.

        In February 2005, we submitted an sNDS to the TPD for Wellbutrin XL®. The file, which contained the results of two adequate and well-controlled trials in major depressive disorder, as well as other supporting clinical data, was accepted for review in late March 2005. Subject to final TPD approval, we expect to commercialize Wellbutrin XL® in Canada in 2007.

        Zyban® is marketed through non-sales force-mediated, direct-marketing activities. The 2004 Canadian ethical drug market for smoking-cessation aids is estimated at C$96 million.

Monocor® (bisoprolol fumarate)

        Monocor® is a cardio-selective beta-blocker indicated for the treatment of mild to moderate hypertension and congestive heart failure. Monocor® first faced generic competition in July 2003. The beta-blocker market in Canada was valued at approximately C$207 million in 2004.

Retavase® (reteplase recombinant)

        Retavase®, licensed from Centocor Inc., is a tissue plasminogen activator used in thrombolytic therapy. The medication is administered to patients immediately after the incidence of acute myocardial infarction ("AMI" or heart attack) and acts to clear arterial blockage. The fibroanalytic market in Canada for 2004 was estimated to be approximately C$43 million, which reflects a market shift away from fibrinolytics.

Legacy Products

        In addition to the products promoted by the BPI sales force, BPI also distributes Cardizem® CD, Ativan®, Tiazac® Vasotec®, Vaseretic® and Isordil® (collectively known as Legacy products) to wholesalers and retailers. These products were either genericized prior to our acquisition of them or represent small, non-core market opportunities. Accordingly, there is no sales force promotion supporting these products. As part of our ongoing strategic-planning process, we are currently evaluating a number of options to better realize the value of our portfolio of legacy products. The options we are considering include a sale of these products to strategic or financial buyers, the transfer of the assets to a new entity and the sale of shares of the entity pursuant to an initial public offering or a distribution to our shareholders as a return of capital.

Cardizem® CD (diltiazem)

        Cardizem® products have been leading medications in the CCB category of cardiovascular drugs for more than 20 years. In 2004, the CCB market was valued at $4.4 billion, of which once-daily diltiazem products represented $745 million. These once-daily products generated 18.8 million prescriptions in the U.S. in 2004, of which 11.8 million were written for Cardizem®, representing a market of $494 million, including generics.

Ativan® (lorazepam)

        Ativan® is a benzodiazepine lorazepam, indicated for the management of anxiety disorders or for the short-term relief of anxiety or anxiety associated with symptoms of depression. Biovail acquired U.S. marketing rights to Ativan® from Wyeth ("Wyeth") in June 2003. Under the terms of the agreement, Wyeth will manufacture and supply the product for three years from the date of acquisition. The market for anxiety treatments was in excess of $923 million for 2004, with Ativan® (lorazepam) generating 23.1 million prescriptions. Sales of benzodiazepine products were in excess of $689 million for 2004. We are currently developing an enhanced formulation of Ativan®.

Tiazac® (diltiazem)

        Tiazac® belongs to a class of drugs called CCBs, used in the treatment of hypertension and angina, which generated sales in the U.S. of $4.4 billion for the 12 months ended December 31, 2004. Within the CCB market, once-daily diltiazem products accounted for approximately $745 million of this total. After being introduced in the U.S. in February 1996, Tiazac® reached a peak market share of 21.1% (measured as a percentage of total prescriptions for once-daily diltiazem products) in 2002. At December 31, 2004, this figure was 4% as the product competed against its first generic competitors in April 2003.

        We licensed the right to market Tiazac® in the U.S. to Forest in September 1995, and the formal product launch took place in February 1996. We act as the exclusive manufacturer of the product and receive contractually determined manufacturing fees. Forest provides us with a royalty payment on net sales of Tiazac®. Upon the onset of generic competition for Tiazac® in the United States, we launched a competing generic version through Forest under a profit-sharing arrangement.

Vasotec® (enalapril maleate)/Vaseretic® (enalapril maleate-hydrochlorothiazide)

        Vasotec® and Vaseretic® have been highly recognized in the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction for nearly 20 years. Vasotec® is the maleate salt of enalapril, the ethyl ester of a long-acting angiotensin converting enzyme ("ACE") inhibitor, enalaprilat. Enalapril is a pro-drug; following oral administration, it is bio-activated by hydrolysis of the ethyl ester to enalaprilat, which is the active ACE inhibitor. Vaseretic® combines Vasotec® and a diuretic, hydrochlorothiazide. The product is also indicated for the treatment of hypertension.

        In 2004, the ACE inhibitor market had total sales of approximately $3.9 billion with 144 million total prescriptions dispensed, a 5% increase over the previous year. Vasotec® (branded and generic) is one of the most widely prescribed ACE inhibitors and is one of the top five most recognized cardiovascular brands. Vasotec® lost its market exclusivity in August 2000 and its revenues have since been eroded by generic competition. Nevertheless, in 2004, there were 16.9 million prescriptions written for enalapril.

Isordil® (isosorbide dinitrate)

        Isordil® (isosorbide dinitrate), a coronary vasodilator, is indicated for the prophylaxis of ischemic heart pain associated with coronary insufficiency (angina pectoris). Biovail acquired U.S. marketing rights to Isordil® from Wyeth in June 2003. Under the terms of the agreement, Wyeth will manufacture and supply the product for three years from the date of acquisition. Isordil® dilates the blood vessels by relaxing the muscles in their walls. Oxygen flow improves as the vessels relax, and chest pain subsides. Isordil® helps to increase the amount of exercise prior to the onset of chest pain and can help relieve chest pain that has already started or prevent pain expected from a strenuous activity such as walking up a hill or climbing stairs.

        Sales of nitrate products were approximately $264 million for 2004. Total prescriptions for orally-administered nitrates were in excess of $24 million in 2004.

Generic Products

        We have an agreement with Teva for the development and marketing of a number of our generic controlled-release products. Products currently marketed by Teva under this agreement include generic versions of Cardizem® CD (diltiazem), Adalat CC (nifedipine), Procardia XL (nifedipine), Trental (pentoxifylline) and Voltaren XR (diclofenac). Biovail manufactures and supplies these products to Teva for a variable supply price, based on Teva's net selling price.

        The primary products in our controlled-release generics portfolio — Cardizem® CD, Adalat CC and Procardia XL — represent technically challenging products to formulate. These technological barriers may inhibit others from developing generic version of the products. This competitive landscape allows for pricing flexibility, mitigating the price discounting that can often reach 90% in the generic pharmaceuticals industry.

        In September 2004, we resolved the dispute and renegotiated several aspects of the agreement. Amendments include an extension of the agreement by a period of four years (on a product-by-product basis) and the divestiture of two development-stage ANDA programs to Teva. We also provided Teva with an option to add a new (undisclosed) product to the manufacturing and distribution agreement. Furthermore, we renegotiated financial terms such that we now receive higher selling prices on all products within the portfolio.

Contract Research Division (CRD)

        The CRD is a division of Biovail that provides us and other pharmaceutical companies with a broad range of Phase I, and Phase II clinical research services. These involve principally conducting pharmacokinetic studies and bioanalytical laboratory testing to establish a drug's bioavailability or its bioequivalence to another drug moiety. The CRD has an independent Institutional Review Board that assures that all studies are conducted in an ethical and safe manner, without compromising the health of the human subjects participating in these studies.

        Operating as an independent business unit in Toronto, Ontario, the CRD is located in a 41,000-square-foot stand-alone facility owned by us, and a 10,500-square-foot leased facility. These facilities include a 230-bed capacity Clinic (five Study Clinics and a 12-bed Phase I First-in-Man Unit); a Medical Recruiting and Subject Screening Unit; a fully equipped Bioanalytical Laboratory; and a Department of Biopharmaceutics.

        To date, the CRD has designed and conducted in excess of 3,000 bioavailability, bioequivalence and/or drug interaction studies. The therapeutic areas in which studies have been completed include cardiovascular disease, cardiopulmonary, bone and joint disease, pain management, infectious diseases, CNS, gastroenterology and endocrinology. In addition, the CRD has performed Phase I First-in-Man studies to establish the safety of new molecular entities.

        The CRD has a database in excess of 50,000 healthy male and female volunteers for potential study enrolment as well as a large inventory of disease related patient groups, including post-menopausal women, renal-impaired and diabetic patients. The Bioanalytical Laboratory continues to add to its inventory of over 100 developed and validated assays. The CRD has it own independent Quality Assurance Department to assure that the operations of the CRD are subject to full compliance with the rules and regulations of the FDA, TPD and other comparable foreign regulatory bodies.

Nutravail Technologies

        We develop and manufacture nutraceutical and food ingredient products incorporating our proprietary technologies through our Nutravail Technologies division. Large-scale manufacture of nutraceutical products is currently handled through third party contractors but a variety of higher value flavour encapsulations, gums and gum bases are developed and manufactured at our Chantilly, Virginia facility.

PRODUCT-DEVELOPMENT PIPELINE

        We are working to develop clinically enhanced, branded versions of a number of pharmaceutical compounds. In 2004, our development efforts resulted in the filing of four New Drug Applications. These included Tramadol ER (once-daily tramadol), Tramadol ODT, Citalopram ODT and Glumetza™, an extended-release formulation of metformin co-developed with partner Depomed, Inc. of Menlo Park, California, for the treatment of Type II diabetes. In June 2004, we filed a New Drug Submission with the TPD for 500mg and 1,000mg dosage formats of Glumetza™. Feedback from the TPD regarding this submission is expected in the second quarter of 2005. We intend to market Glumetza™ in Canada through BPC's sales force. In October 2004, Biovail received an Approvable Letter from the FDA for Tramadol ER, and in March 2005, submitted a Complete Response. We received notification from the FDA on March 29, 2005 that our Complete Response will be treated as a Class II review, therefore subject to a six-month review, and that they are of the opinion that additional clinical data will be required. We are proceeding with a clinical program to address the FDA's comments. In November 2004, we submitted a Complete Response to the FDA Approvable Letter for zolpidem ODT. As a Class II response, we anticipate hearing from the FDA in May 2005. In January 2005, Biovail received an Approvable Letter for Tramadol ODT, which involved the resolution of routine matters; a Complete Response was filed in March 2005. In February 2005, the FDA issued an Approvable Letter for Citalopram ODT, which involved the clarification of a number of chemistry and manufacturing issues. We will work with the FDA over the coming weeks and months to resolve these issues. In late-February 2005, Biovail and its partner Depomed received an Approvable Letter for Glumetza™. The Approvable Letter indicated that Glumetza™ is approvable, pending the completion of discussions with regard to an issue related to finalizing one manufacturing specification. Biovail anticipates submitting a response to the FDA in the coming weeks.

        Beyond these, our pipeline products are in various stages of development. Despite the reduced risk profile of our pipeline programs (relative to NCEs), they do carry some residual development risk, and as such, we do not anticipate the commercialization of all of these products. In addition, we routinely review and prioritize our pipeline as new products are added, which can result in the discontinuation or delay of lower-priority development programs. This is a normal course of business in the pharmaceutical industry. As a result of this review and other reasons, we have discontinued our development efforts related to Vasotec® XL and an oral formulation of acyclovir.

        Given that the successful development of any pipeline program is dependent on a number of variables, it is difficult to accurately predict timelines for regulatory approval, and accordingly, clinical development expenses. However, we have historically incurred research-and-development expenses in the range of approximately 7% to 10% of total revenues.

Selected Development Pipeline Products

        Our new-product development efforts are subject to the process and regulatory requirements of the TPD (in Canada) and the FDA (in the U.S). Since we focus on enhanced formulations of existing drugs (with well-established safety and efficacy profiles), the development path we face is generally less onerous than that facing companies pursuing NCEs. The flow-chart below summarizes the steps required to bring our pipeline products to market.

Product	Indication	Current Status

Pain Management

Tramadol ER	Pain	FDA Approvable Letter

Tramadol ODT	Pain	FDA Approvable Letter

Tramadol / Acetaminophen ODT	Pain	Under Development

Sumatriptan ODT	Migraine	Under Development

Cardiovascular

Glumetza™ (Metformin)	Type II Diabetes	FDA Approvable Letter

Vasotec® / Cardizem® LA combination	Hypertension	Under Development

Teveten® SB (eprosartan)	Hypertension	Under Development

Metoprolol ER / ACE Inhibitor combination	Hypertension / AMI	Under Development

Carvedilol CR	CHF / Hypertension	Under Development

Central Nervous System

Zolpidem ODT	Sleep Disorders	FDA Approvable Letter

Citalopram ODT	Depression	FDA Approvable Letter

Fluoxetine ODT	Depression	FDA Approvable Letter

Venlafaxine EA	Depression	Under Development

Wellbutrin XL® 450 mg (bupropion)	Depression	Under Development

Bupropion Line Extension	Depression	Under Development

Ativan® ODT (lorazepam)	Anxiety	Under Development

*
Biovail is currently developing a number of undisclosed and other pipeline products.

Pain Management

Tramadol ER and Tramadol ODT

        A four-to-six-times-daily, immediate-release formulation of tramadol, introduced in March 1995 by Johnson & Johnson ("J&J"), is sold in the U.S. under the brand name Ultram. In June 2002, generic competitors were introduced in the U.S. and now dominate the molecule's total prescription volume. In 2004, the U.S. Tramadol market (including Ultram, its generics and Ultracet — a combination product consisting of tramadol and acetaminophen) was valued at approximately $439 million, representing a total of 18.9 million prescriptions. Of this, according to IMS, Ultracet generated revenues of $318 million and total prescriptions of 5.9 million.

        Indication:    Tramadol is indicated for the treatment of moderate to moderately severe pain — a common symptom of many diseases, and generally seen in everyday clinical practice.

        Clinical Efficacy:    Tramadol is one of a number of analgesics, which are among the most effective and valuable medications for the treatment of chronic pain. Tramadol's minimal propensity to induce adverse effects is an advantage over other morphine-like agents. For example, relative to morphine, Tramadol causes less dependence and less respiratory depression. Tramadol also appears to be a promising drug for post-operative pain relief.

        Two long-term safety studies conducted on patients with chronic, non-malignant pain demonstrated the efficacy of the Tramadol compound in a variety of pain conditions.

        Potential Enhancement:    Beyond the therapeutic and compliance benefits of once-daily dosing (relative to the current formulations that are dosed up to six times daily) that our products may offer, our Tramadol ER product could potentially feature an improved titration regimen. With respect to Tramadol ODT, the orally disintegrating tablets offer enhanced patient compliance, convenience and potentially other benefits, particularly for those patients who have difficulty swallowing, including the elderly, who are more likely to suffer from chronic pain.

        Status of Development:    In October 2004, Biovail received an Approvable Letter from the FDA for Tramadol ER, and in March 2005, submitted a Complete Response. We received notification from the FDA on March 29, 2005 that our Complete Response will be treated as a Class II review, therefore subject to a six-month review, and that they are of the opinion that additional clinical data will be required. We are proceeding with a clinical program to address the FDA's comments. In January 2005, Biovail received an Approvable Letter for Tramadol ODT. In March 2005, Biovail submitted separate Complete Responses to the FDA for these products. We have indicated our desire to out-license Tramadol ER, and we are in late-stage negotiations with potential partners. Our commercialization plans for Tramadol ODT have not yet been determined.

        Market Size:    The combined market for narcotic and non-narcotic analgesics generated U.S. sales of $14.7 billion for 2004. This broader market includes the Cox-2 inhibitors such as Celebrex and Vioxx, in addition to narcotic products such as Oxycontin, Duragesic and Percocet.

Tramadol / Acetaminophen ODT Combination

        A four-to-six-times-daily, immediate-release combination product of tramadol and acetaminophen was introduced in the U.S. in September 2001 by J&J under the brand name Ultracet. In 2004, the U.S. tramadol market (including Ultram, its generics and Ultracet) was valued at approximately $439 million, representing a total of 18.9 million prescriptions. Of this, according to IMS, Ultracet generated revenues of $318 million and total prescriptions of 5.9 million.

        Indication:    The combination of tramadol and acetaminophen is indicated for the short-term (five days or less) management of acute pain — a common symptom of many diseases, and generally seen in everyday clinical practice.

        Clinical Efficacy:    In pivotal single-dose studies in acute pain, two tablets of Ultracet® administered to patients with pain following oral surgical procedures provided greater relief than placebo or either of the individual components given at the same dose. The onset of pain relief after Ultracet was faster than tramadol alone. Onset of analgesia occurred in less than one hour. The duration of pain relief after Ultracet was longer than acetaminophen alone. Analgesia was generally comparable to that of the comparator, ibuprofen.

        Potential Enhancement:    Biovail's orally disintegrating tablets may offer compliance, convenience and potentially other benefits, particularly for those patients who have difficulty swallowing, including the elderly, who are more likely to suffer from chronic pain.

        Status of Development:    This product is currently in the formulation development stage.

        Market Size:    The combined market for narcotic and non-narcotic analgesics generated U.S. sales of $14.7 billion for the twelve months ended December 31, 2004. This broader market includes the Cox-2 inhibitors such as Celebrex and Vioxx, in addition to narcotic products such as Oxycontin, Duragesic and Percocet.

Sumatriptan ODT

        Sumatriptan is a 5-HT1-receptor agonist (commonly referred to as "triptans") marketed in the U.S. by GSK under the brand name Imitrex. In 2004, the product generated U.S. revenues of $1.1 billion, with over 5.9 million prescriptions dispensed.

        Indication:    Sumatriptan is indicated for the acute treatment of migraine attacks with or without aura in adults.

        Clinical Efficacy:    The efficacy of Imitrex tablets in the acute treatment of migraine headaches was demonstrated in three randomized, double-blind, placebo-controlled studies. In all three trials, the percentage of patients achieving headache response two and four hours after treatment was significantly greater among patients taking Imitrex at all doses, compared with those who received a placebo.

        Potential enhancement:    The FlashDose® technology may provide the convenience of enabling administration of sumatriptan with or without water. In addition, unlike other Triptans in ODT form, our formulation does not show a significant prolongation of Tmax (time to maximum concentration) compared to the immediate-release tablet.

        Status of Development:    We are in the process of conducting scale-up activities for this product.

        Market size:    In 2004, the U.S. anti-migraine market was valued at $2.1 billion, representing a 4% increase over the prior year. More than 13.1 million prescriptions for these therapeutics were dispensed in 2004. Other products in this class include Amerge, Axert, Frova, Maxalt and Zomig.

Cardiovascular (including Type II Diabetes)

Glumetza™

        A two-to-three-times-daily, immediate-release formulation of metformin, introduced in April 1995 by Bristol-Myers Squibb ("BMS"), is sold in the U.S. under the brand name Glucophage. In October 2000, BMS introduced a controlled-release metformin formulation marketed as Glucophage XR. U.S. sales of Glucophage and Glucophage XR were approximately $1.6 billion for 2004.

        Indication:    metformin is indicated for the treatment of diabetes mellitus which cannot be controlled by proper dietary management, exercise and weight reduction or when insulin therapy is not appropriate. Diabetes is a common disorder in which there are inappropriately elevated blood glucose levels and a variety of end-organ complications leading to impaired kidney function and accelerated atherosclerosis.

        Clinical Efficacy:    Clinical advantages of metformin include achieving control of elevated blood-sugar levels without exacerbating weight gain, which is a common side effect of other anti-diabetic treatments. metformin differs from the sulfonylureas in that it does not elevate insulin secretion and does not produce abnormally low blood-sugar levels.

        In controlled trials, metformin has shown efficacy in lowering elevated blood-sugar levels in the treatment of diabetes mellitus. In one such study of 289 obese patients with non-insulin dependent diabetes, poorly controlled with diet, the patients were given metformin or a placebo. Blood-sugar levels were on average 29% lower in patients receiving metformin than in patients receiving a placebo. Furthermore, total cholesterol, LDL and triglyceride concentrations decreased in patients receiving metformin, but did not change in patients receiving a placebo.

        Potential Enhancement:    Our clinical program was conducted with a faster titration regimen, potentially allowing patients to get to their optimal dose more quickly.

        Status of Development:    In conjunction with our partner Depomed, we have successfully completed two large Phase III trials. In April 2004, we submitted an NDA to the FDA, and a New Drug Submission ("NDS") to the TPD for both a 500mg tablet (developed by Depomed) and a 1,000mg tablet (developed by Biovail). In February 2005, we received an Approvable Letter from the FDA that raised only a minor issue. We anticipate filing a Complete Response in the second quarter of 2005.

        Market Size:    The Type II diabetes market represented approximately $6.0 billion in U.S. sales for 2004, a 5% increase relative to the prior year. Other than Glucophage and its generics, Type II diabetes therapeutics include Glucotrol XL, Avandia and Actos.

Vasotec® (enalapril) / Cardizem® LA (diltiazem) combination

        Enalapril is an ACE inhibitor originally launched in the U.S. in 1986 by Merck & Co., Inc. ("Merck") under the brand name Vasotec®. According to IMS, U.S. sales of Vasotec® and its generic equivalents were $124 million for 2004. Cardizem® LA is a CCB that was developed by Biovail and launched in April 2003. Biovail reported Cardizem® LA revenues of $53.6 million in 2004.

        Indication:    Vasotec® is indicated for the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction. Cardizem® LA is indicated for the treatment of hypertension and angina.

        Clinical Efficacy:    Vasotec®, an ACE inhibitor, acts on the renin-angiotensin-aldosterone system ("RAAS"), inhibiting the conversion of Angiotensin I to Angiotensin II. This results in dilated blood vessels and lower blood pressure. Even in people with normal blood pressure, blocking the activation of angiotensin and dilating blood vessels is effective for treatment of the other conditions listed above.

        Cardizem® LA, as a CCB, works by relaxing the coronary arteries and increasing the volume of blood that can circulate through them, thus reducing hypertension. With evening administration, clinical trials have shown Cardizem® LA improved reduction in blood pressure in the early morning hours, which is when patients are at the greatest risk of significant cardiovascular events, such as heart attack and stroke.

        Potential enhancement:    The combination of Vasotec® and Cardizem® LA would provide physicians with a single-tablet option incorporating two separate classes of anti-hypertensive drugs, which target separate pathways important in the regulation of blood pressure.

        Status of Development:    Our development program for a Vasotec® / Cardizem® LA combination is currently in the formulation optimization stage.

        Market Size:    The broader U.S. hypertension treatment market was valued at $16.2 billion in 2004, a 9% increase relative to 2003. The ACE inhibitor market, which includes products such as Altace, Accupril, Lotensin, Vasotec® and Zestril, was valued at $2.7 billion in 2004, a decrease of 13% relative to 2003, reflecting increased generic competition within the class. The CCB market, which includes products such as Norvasc, Cardizem® and Tiazac® was valued at $4.4 billion in 2004, representing growth of 1% over 2003.

Teveten® SB (eprosartan)

        Teveten®, an ARB was approved by the FDA in December 1997 and launched by Solvay in 1999. In March 2002, Biovail acquired U.S. marketing rights to Teveten® and Teveten® HCT (a combination product of eprosartan and the diuretic hydrochlorothiazide from Solvay). Teveten® was not promoted by Solvay at the time of acquisition, and we re-launched Teveten® through our U.S. sales force in May 2002. Following FDA approval in February 2003, Teveten® HCT was launched in March 2003.

        Indication:    Teveten® is indicated for the treatment of hypertension.

        Clinical Efficacy:    The safety and efficacy of Teveten® have been evaluated in controlled clinical trials worldwide. The antihypertensive effects of Teveten® were demonstrated in five randomized studies involving 1,111 patients. At study endpoint, patients treated with Teveten® at doses of 600mg to 1,200mg given once daily experienced significant decreases in sitting systolic and diastolic blood pressure, with differences from placebo of approximately 5-10/3-6 mmHg. In August 2004, Solvay Pharmaceuticals AG released the results of the MOSES study — a 1,400-patient trial comparing the efficacy of Teveten and nitrendipine (a leading CCB in Europe) in secondary stroke prevention and reducing cardiovascular and cerebrovascular morbidity and mortality. Despite producing equally effective reductions in blood pressure, there was a 20% greater reduction in the primary endpoint (total mortality and total cardiovascular and cerebrovascular events), a 25% greater reduction in the recurrence of stroke and associated disease, and a 30% greater reduction in first-time cardiovascular events in the Teveten® group vs. the nitrendipine group. All of these differences were statistically significant.

        Potential enhancement:    An enhanced bioavailability formulation of Teveten® could allow a lower administered dose of the product, potentially reducing the size of the dosage form and improving our cost of goods for this product. This would also facilitate the development of additional combination products involving Teveten®.

        Status of Development:    Our development program for Teveten® SB is currently in bioavailability studies.

        Market Size:    The broader U.S. hypertension treatment market was valued at $16.2 billion in 2004, a 9% increase relative to 2003. Within that market, ARBs represented the fastest-growing segment with revenues increasing 24% to $4.4 billion. Other products competing in the ARB market include Diovan, Cozaar, Avapro and Benicar.

Metoprolol ER / ACE Inhibitor (undisclosed) combination

        Metoprolol is a beta 1-selective (cardio-selective) adrenoceptor blocking agent, or beta-blocker, originally launched in the United States in 1978. In February 1992, AstraZeneca launched a once-daily extended-release formulation of metoprolol under the brand name Toprol XL. In 2004, Toprol XL generated revenues of $1.1 billion, with approximately 34 million prescriptions written, representing 58% of all metoprolol prescriptions (including generics).

        Indication:    Metoprolol is indicated for the treatment of hypertension, angina and heart failure. ACE inhibitors are indicated for the treatment of hypertension, symptomatic congestive heart failure, and asymptomatic left ventricular dysfunction.

        Clinical Efficacy:    Beta-blockers are a class of prescription drugs that counteract the stimulatory effects of adrenaline (epinephrine) on beta-receptors, which are found in many tissues of the body including the nervous system and heart. When beta-receptors are stimulated, the heart beats faster and harder and the blood vessels constrict, resulting in an elevation of blood pressure. If the coronary arteries are narrowed by atherosclerosis, the increased burden on the heart can cause inadequate oxygen delivery to the heart muscle (myocardium) itself, leading to the chest pain and other symptoms of angina pectoris. Metoprolol acts by suppressing these stimulatory impulses, resulting in the slowing of the heart rate and a reduction in blood pressure.

        All ACE inhibitors act on the RAAS, inhibiting the conversion of Angiotensin I to Angiotensin II. This results in dilated blood vessels and lower blood pressure. Even in people with normal blood pressure, blocking the activation of angiotensin and dilating blood vessels is effective for treatment of the other conditions listed above.

        Potential enhancement:    The combination of an extended-release metoprolol and an ACE inhibitor would provide physicians with a single-tablet option incorporating two separate classes of anti-hypertensive drugs, which target separate pathways important in the regulation of blood pressure.

        Status of Development:    Our development program for a metoprolol ER / ACE Inhibitor combination is currently in the formulation optimization stage.

        Market Size:    The broader U.S. hypertension treatment market was valued at $16.2 billion in 2004, a 9% increase relative to 2003. The beta-blocker market, which includes products such Coreg, Toprol XL, Tenormin and Inderal LA, was valued at $1.9 billion in 2004, a 20% increase relative to 2003. The ACE inhibitor market, which includes products such as Altace, Accupril, Lotensin, Vasotec® and Zestril, was valued at $2.7 billion in 2004, a decrease of 13% relative to 2003, reflecting increased generic competition within the class.

Carvedilol CR

        Launched in 1997, Carvedilol is now marketed in the U.S. by GSK under the brand name Coreg. In 2004, the product generated U.S. revenues of $850 million, representing growth of 37%, compared with the prior year period.

        Indication:    Carvedilol is indicated for the treatment of mild or moderate heart failure of ischemic or cardiomyopathic origin. Carvedilol is also indicated for the management of essential hypertension. It can be used alone or in combination with other antihypertensive agents.

        Clinical Efficacy:    Carvedilol belongs to a group of medicines called beta-adrenergic blocking agents, or more commonly, beta-blockers. These drugs work by decreasing the heart's need for blood and oxygen by reducing its workload. They also help the heart beat more regularly. When beta-receptors are stimulated, the heart beats faster and harder and the blood vessels constrict, resulting in an elevation of blood pressure.

        The efficacy of Carvedilol as a treatment for heart failure was established in a total of 3,946 patients with mild to severe heart failure in placebo-controlled studies of Carvedilol. In the largest study (COPERNICUS), 2,289 patients with heart failure at rest or with minimal exertion and left ventricular ejection fraction <25% (mean 20%), despite digitalis (66%), diuretics (99%), and ACE inhibitors (89%) were randomized to placebo or Carvedilol. Carvedilol had a consistent and beneficial effect on all-cause mortality as well as the combined end points of all-cause mortality plus hospitalization in the overall study population and in all subgroups examined, including men and women, elderly and non-elderly, blacks and non-blacks, and diabetics and non-diabetics.

        The efficacy of Carvedilol as a treatment for hypertension was established in two placebo-controlled trials that utilized twice-daily dosing.

        Potential enhancement:    We are in the process of developing a formulation of Carvedilol with an improved 24-hour kinetic profile. Currently, Carvedilol is available in a twice-a-day formulation. Beyond convenience and compliance benefits, we believe an enhanced formulation of Carvedilol could potentially offer improved clinical benefit relative to the current in-market formulation.

        Status of Development:    Our development program for a Carvedilol CR is currently in the formulation optimization stage.

        Market Size:    The broader U.S. hypertension treatment market was valued at $16.2 billion in 2004, a 9% increase relative to 2003. Within that market, alpha-beta blockers represented $899 million in 2004, a 34% increase relative to 2003.

Central Nervous System (CNS) Disorders

Zolpidem ODT

        Zolpidem was launched in 1993 and is now marketed in the U.S. by Aventis-Sanofi under the brand name Ambien. In 2004, the product generated U.S. revenues of $1.9 billion, representing growth of 20% relative to the prior year period.

        Indication:    Zolpidem is indicated for the short-term treatment of insomnia.

        Clinical Efficacy:    Until the early 1990s, pharmacological intervention for insomnia usually resorted to short-term treatment with benzodiazepines. These drugs were less than ideal due to their propensity to induce tolerance and subsequent rebound insomnia at higher dosages, coupled with a long half-life leading to lingering effects on next-day motor functioning. Zolpidem can substantially reduce these adverse effects.

        Potential enhancement:    The FlashDose® technology may provide the convenience of enabling administration of zolpidem with or without water, in addition to other potential advantages and benefits.

        Status of Development:    We filed an NDA with the FDA in December 2001 and received an Approvable Letter for this product in November 2002. In November of 2004, we filed a Complete Response to the FDA's Approvable Letter, and anticipate hearing from the FDA with respect to this Complete Response in late May 2005. There are patents in place inhibiting our independent commercialization of this product until October 2006.

        Market Size:    The sleep disorder market in the U.S was valued at $2.1 billion for 2004. Ambien was the market leader with sales of $1.9 billion during the same period. Other competitors include Sonata, Restoril (brand and generics) and Halcion (brand and generics).

Citalopram ODT

        Citalopram is an SSRI introduced in the U.S. by Forest Labs in April 2000 under the brand name Celexa. According to IMS, Celexa (brand and generics) generated U.S. sales of $1.0 billion for 2004 — a 27% decrease relative to 2003, reflecting the introduction of generic formulations in 2004.

        Indication:    Citalopram is indicated for the treatment of depression. Incidences of major depression are frequently encountered by primary-care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness.

        Clinical Efficacy:    The efficacy of Celexa as a treatment for depression was established in two placebo-controlled studies (of four to six weeks in duration) in adult outpatients meeting diagnostic criteria for major depression.

        Potential enhancement:    Our orally disintegrating formulation of citalopram could provide convenience and compliance benefits, particularly for geriatric patients that may have trouble swallowing tablets. The new dosage format may increases prescribing flexibility for physicians.

        Status of Development:    In February 2005, we received an Approvable Letter from the FDA that involves the clarification of a number of chemistry and manufacturing issues including issues related to a drug master file from one of our active pharmaceutical ingredients suppliers. We anticipate meeting with the FDA to resolve these issues.

        Market Size:    Sales of anti-depressant products in the United States totalled $13.6 billion for 2004. The anti-depressant market consists of four major drug categories: new-generation anti-depressants; SSRIs/SNRIs (selective serotonin reuptake inhibitors/selective norepinephrine reuptake inhibitors); tricyclic anti-depressants; and monoamine oxidase inhibitors. Major brands include Lexapro (escitalopram), Paxil (paroxetine), Zoloft (sertraline), Effexor XR (venlafaxine) and Wellbutrin®.

Fluoxetine ODT

        Fluoxetine is a selective serotonin reuptake inhibitor, or SSRI, introduced in the United States by Eli Lilly and Company ("Lilly") under the brand names Prozac, Prozac Weekly and Serafem, which is marketed by a subsidiary of Galen Holdings PLC. Fluoxetine was originally launched in January 1988 under the brand name Prozac. According to IMS, Prozac and its generic equivalents, generated U.S. sales of $644.8 million for 2004, with 25.7 million prescriptions.

        Indication:    Fluoxetine is indicated for the treatment of depression, obsessive-compulsive disorder panic disorder and bulimia.

        Clinical Efficacy:    The prevalence of depressive disorders in the general population is approximately 6%. Fluoxetine was the first SSRI anti-depressant to be introduced (January 1988). SSRIs are considered first-line treatment for major depressive disorders, panic disorders, social anxiety disorder and general anxiety disorder. SSRIs have mainly replaced tricyclic anti-depressants and monoamine oxidase inhibitors in the treatment of depression because of their established efficacy, more favourable side-effect profile and wider therapeutic index, for instance lower potential for fatal overdose and drug interactions.

        Our FlashDose® fluoxetine formulation is designed to provide patient flexibility, a reduction in adverse side effects and to provide greater patient compliance.

        Potential enhancement:    Our orally disintegrating formulation of fluoxetine could provide convenience and compliance benefits, particularly for geriatric patients that may have trouble swallowing tablets. The new dosage format may increases prescribing flexibility for physicians.

        Status of Development:    Development of this product was completed and an NDA was filed with the FDA in September 2001. We received an Approvable Letter for this product from the FDA in July 2002.

        Market Size:    Sales of anti-depressant products in the United States totalled $13.6 billion for 2004. The anti-depressant market consists of four major drug categories: new generation anti-depressants (bupropion); SSRIs/SNRIs; tricyclic anti-depressants, and monoamine oxidase inhibitors. Major marketed brands include Lexapro (escitalopram), Paxil (paroxetine), Zoloft (sertraline), Effexor XR (venlafaxine) and Wellbutrin®.

Venlafaxine EA

        A two-times-daily, immediate-release formulation of venlafaxine, introduced by Wyeth in March of 1994, is marketed in the U.S. under the brand name Effexor. In 1997, Wyeth introduced a controlled-release formulation marketed as Effexor XR. U.S. sales of Effexor and Effexor XR were approximately $2.7 billion for 2004.

        Indication:    Venlafaxine is indicated for the treatment of depression and general anxiety disorder.

        Clinical Efficacy:    The efficacy of Effexor XR in the treatment of depression was established in eight-week and 12-week controlled trials of outpatients whose diagnoses corresponded most closely to the diagnostic criteria for major depressive disorder.

        The efficacy of Effexor XR as a treatment for general anxiety disorder ("GAD") was established in two eight-week, placebo-controlled, fixed-dose studies; one six-month, placebo-controlled, fixed-dose study; and one six-month, placebo-controlled, flexible-dose study in outpatients meeting DSM-IV criteria for GAD.

        In two head-to-head comparison studies, people with major depression treated with Effexor (venlafaxine) were more likely to recover completely than those treated with either Prozac (fluoxetine) or Zoloft (sertraline).

        Potential Enhancement:    We believe a super-bioavailable version of venlafaxine could allow us to reduce the administered dose, while achieving comparable blood levels and efficacy; or allow the attainment of higher blood levels without a substantial change in capsule size.

        Status of Development:    Formulation development and pilot bioavailability studies were successfully completed. We are currently in scale-up / pivotal biostudies.

        Market Size:    Sales of anti-depressant products in the United States totalled $13.6 billion for 2004. The anti-depressant market consists of four major drug categories: new-generation anti-depressants (bupropion); SSRIs/SNRIs; tricyclic anti-depressants, and monoamine oxidase inhibitors. Major marketed brands include Prozac (fluoxetine), Lexapro (escitalopram), Paxil (paroxetine), Zoloft (sertraline), Effexor XR (venlafaxine) and Wellbutrin®.

Wellbutrin XL® 450mg / Bupropion Line Extension

        A four-times-daily, immediate-release formulation of bupropion was introduced in July 1989 by GSK under the brand name Wellbutrin®. In 1996, GSK launched a twice-daily controlled-release formulation of bupropion, Wellbutrin SR® In September 2003, GSK launched Wellbutrin XL®, a once-daily formulation of bupropion developed by us. The Wellbutrin® franchise generated U.S. sales of $2.2 billion for 2004.

        Indication:    Bupropion is indicated for the treatment of depressive disorder. Incidences of major depression are frequently encountered by primary care physicians. Depression may occur in neurosis as well as in mood disorders and is a manifestation of major psychiatric illness.

        Clinical Efficacy:    Bupropion has proven to be effective in the treatment of depression in adults 18 years of age and older. An open, uncontrolled study of 3,167 patients at 105 sites showed that functional status improved in patients treated with Wellbutrin SR® for up to 56 days. This improvement was highly correlated with improvement in clinical symptoms.

        Potential enhancement:    A 450mg formulation would complement the existing in-market doses of 150mg and 300mg, providing physicians with greater flexibility in their treatment regimens. For competitive reasons, we have not disclosed the enhancement opportunities we are pursuing with our bupropion line extension product.

        Status of Development:    The 450mg formulation of bupropion extended-release is under development. While we have not disclosed the development status of our bupropion line-extension program, we expect to be in a position to file an NDA in the second half of 2005.

        Market Size:    Sales of anti-depressant products in the U.S. totalled $13.6 billion for 2004. Bupropion is classified as a new generation anti-depressant. The anti-depressant market consists of four major drug categories: new-generation anti-depressants (bupropion); SSRIs/SNRIs; tricyclic anti-depressants; and monoamine oxidase inhibitors. Major brands include Prozac (fluoxetine), Lexapro (escitalopram), Paxil (paroxetine), Zoloft (sertraline) and Effexor XR (venlafaxine) and Wellbutrin®.

Ativan® ODT

        Lorazepam is a benzodiazepine marketed in the U.S. by GSK under the brand name Ativan®. In 2004, the product generated U.S. revenues of $181.5 million, with over 23.1 million prescriptions dispensed.

        Indication:    Lorazepam is indicated for the management of anxiety disorders or for the short-term relief of the symptoms of anxiety or anxiety associated with depressive symptoms.

        Clinical Efficacy:    Studies in healthy volunteers show that in single high doses lorazepam has a tranquilizing action on the central nervous system with no appreciable effect on the respiratory or cardiovascular systems. Lorazepam is readily absorbed with an absolute bioavailability of 90%. Peak concentrations in plasma occur approximately two hours following administration.

        Potential enhancement:    The FlashDose® technology may provide the convenience of enabling administration of Ativan® with or without water, among other potential benefits.

        Status of Development:    Formulation development and pilot bioavailability studies were successfully completed. We are currently in scale-up / pivotal biostudies.

        Market size:    In 2004, the U.S. anti-anxiety market was valued at $923.1 million. Over 90.2 million prescriptions for these therapeutics were dispensed in 2004. Other products in this class include Xanax, Xanax XR, Buspar, Diazepam and Atarax.

Research and Development

        Our staff of scientists has expertise in all aspects of the drug-development process — from pre-formulation studies and formulation development, to scale-up and manufacturing. We have successfully developed appropriate delivery systems for pharmaceutical compounds exhibiting a wide range of solubility and hydrophobicity characteristics.

        Subsequent to the acquisition in November 1999 of Biovail Technologies Ltd. ("BTL"), formerly Fuisz Technologies Ltd. ("Fuisz"), we concluded that it was appropriate to integrate much of the research and development being conducted in Mississauga, Ontario, Canada facility with that being conducted at the BTL's Chantilly, Virginia, U.S.A. facility. This consolidation was carried out during 2000 such that only formulation development work is now carried out in Mississauga. The Chantilly facility comprises 91,000 square feet of administrative, laboratory and manufacturing space. In addition we own a 27,000-square-foot, research-and-development facility in Dublin, Ireland.

        As part of our business strategy we enter into research-and-development contracts with third-party formulators and developers to expand our development-pipeline opportunities. These third party developers are typically paid with a combination of development milestone payments and royalty payments. In some cases, we have an ownership interest or an option to acquire an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any obligations of the developers, nor are we required under any circumstances to exercise any of our options.

Technology

        We have has numerous proprietary drug-delivery technologies that are used to develop controlled-release, enhanced/modified-absorption and rapid-dissolve products. We also has access to technologies of our development partners through licensing agreements. These technologies enable us to develop both branded and generic pharmaceutical products. Our formulations for these products are either patented or proprietary. Accordingly, other generic manufacturers may be inhibited from duplicating our products without infringing our patented or proprietary rights, or may have difficulty duplicating our formulations by other means.

        Oral controlled-release technologies permit the development of specialized oral delivery systems that improve the absorption and utilization of drugs by the human body. Release patterns are characterized as "zero order", which indicates constant drug release over time, or "first order", which indicates decreasing release over time. These systems offer a number of advantages, in particular, to allow the patient to take only one or two doses of the drug per day. This, combined with enhanced therapeutic effectiveness, reduced side effects, improved compliance and potential cost effectiveness, makes controlled-release drug products ideally suited for the treatment of chronic conditions.

        Biovail's controlled-release technologies can provide a broad range of release profiles, taking into account the physical and chemical characteristics of a drug product, the therapeutic use of the particular drug and the optimal site for release of the basic drug in the gastrointestinal tract (the "GI" tract). The objective is to provide a delivery system allowing for a single dose per 12-hour to 24-hour period, while assuring gradual and controlled-release of the subject drug at a suitable location(s) in the GI tract.

        The Company's rapid-dissolve (FlashDose®) formulations contain the same basic chemical compound found in the original branded products. The dry chemical compounds are encapsulated in microspheres utilizing our CEFORM™ technology. Our Shearform™ and other ODT technologies are used to produce matrices or excipient blends that are subsequently combined with the CEFORM™ microspheres. This final blend can be compressed into rapid-dissolve tablet formulations. The benefits of rapid-dissolve formulations include the ease of administration for the elderly, young children, or people with disease states who may have difficulty swallowing tablets or capsules.

        Biovail's enhanced absorption technology platform is unique in the sense that various formulation and physico-chemical tools can be applied alone or in combination to improve the absorption profile of a drug. As examples, it may be possible to increase the solubility, increase the amount absorbed, control the pre-systemic metabolism, and/or increase the rate of absorption, with or without modification of the total amount of drug into the bloodstream.

        Biovail uses proprietary drug-delivery platforms, as described in the paragraphs that follow, involving matrix tablets or multi-particulate beads in capsules. These platforms are capable of delivering a wide variety of drug compounds in controlled-release and rapid-dissolve, oral-dosage formulations.

Dimatrix

        Dimatrix is a diffusion-controlled matrix technology for water-soluble drugs in the form of tablets. The drug compound is uniformly dispersed in a polymer matrix. The mechanism of release involves the swelling of polymers within the matrix, thus enabling the drug to be dissolved and released by diffusion through an unstirred boundary layer. The release pattern is characterized as first order as the rate of drug diffusion out of the swollen matrix is dependent upon the concentration gradient.

Macrocap

        Macrocap consists of immediate-release beads made by extrusion/ spheronization/ pelletization techniques, or by layering powders or solutions onto nonpareil seeds. Release modulating polymers are applied on the beads using a variety of specialized coating techniques. The coated beads are filled into hard gelatine capsules. Drug release occurs by diffusion associated with bio-erosion or by osmosis via the surface membrane. The release mechanism can be pH activated or pH independent. The beads can be formulated to produce first order or zero-order release.

Consurf

        Consurf is a zero-order drug-delivery system for hydrophilic and hydrophobic drugs in the form of matrix tablets. The drug compound is uniformly dispersed in a matrix consisting of a unique blend of polymers. The mechanism of release involves the concurrent swelling and erosion of the matrix such that a constant surface matrix area is maintained during transit through the GI tract. This can result in a zero-order release of the drug of interest.

Multipart

        Multipart consists of a tablet carrier for the delivery of controlled-release beads that preserves the integrity and release properties of the beads. The distribution of the beads is triggered by disintegration of the tablet carrier in the stomach. Drug release from the beads can be pH activated or pH-independent, and can occur by disintegration or osmosis. The beads can be formulated to produce first or zero-order release.

CEFORM™

        CEFORM™ is a microsphere technology used to produce uniformly sized and shaped microspheres of a wide range of pharmaceutical compounds. The microspheres are nearly perfectly spherical in shape; typically have a target diameter between 50-600 microns, depending on the application. For example, 150-180 micron microspheres may be used for FlashDose®, with high drug content and a taste-mask coating applied for oral-cavity dispersion. CEFORM™ microspheres are produced using a continuous, single-step and solvent-free manufacturing process. This technology can be used to formulate drugs that are generally thermally unstable because of the very brief application of heat and the wide range of temperatures that can be used in the manufacturing process. Depending on the desired release characteristics and oral dosage format, CEFORM™ microspheres can be formulated for controlled-release, enhanced absorption, delayed release, rapid absorption or taste masking.

Shearform™

        Shearform™ is used to produce matrices of saccharides, polysaccharides or other carrier materials that are subsequently processed into amorphous fibres or flakes and re-crystallized to a predetermined level. This process is used to produce rapid dissolve formulations, including FlashDose®. Shearform™ can also be applied to food product ingredients to provide enhanced flavouring. Other ODT technologies have been developed and applied by Biovail, allowing for simpler manufacturing of ODTs as well.

Smartcoat™

        Smartcoat™ is a technology Biovail acquired from and developed with Pharma Pass, which Biovail subsequently acquired (see section Three-Year History — Material Developments). This technology allows the manufacturing of very high potency controlled-release tablets, allowing for smaller sized tablets while controlling the release over a 24-hour period. A thin, very strong molecular diffusion membrane controls the release and this rate can be adapted to a zero-order or Weibull function.

Chronotabs

        Chronotabs are made of Multipart or Smartcoat™ tablets particularly adapted to chronotherapy (the science of treating diseases that follow the body's circadian rhythms), using a second layer of smart polymers made of dry- or film coating in order to optimize the active drug absorption profile for bedtime administration.

Zero-Order Release System ("ZORS™")

        ZORS™ is a technology that allows us to develop zero-order kinetic systems, based on a proprietary controlled-release matrix coating. ZORS™ allows Biovail to develop controlled release tablets that alleviate food effect in drugs known to have their pharmacokinetic profile influenced by meals. This technology was developed and patented by Pharma Pass.

Oral Colonic Delivery System

        The Oral Colonic Delivery System is a novel technology acquired from Pharma Pass. The technology uses a dosage form characterized by a dual triggering of drug release (known as DUALex). A review of the literature shows that products designed for oral delivery but that release their active ingredient in the intestine are based on either (1) a pH sensitive polymer coating, (2) enzymatic degradation or (3) osmotic pressure. However, the variability of the intestinal medium creates a challenge with respect to predictability and reproducibility of the drug's release characteristics. Biovail's Oral Colonic Delivery System combines any two of the three mechanisms, thereby increasing the precision of the drug release triggering.

Patents and Proprietary Rights

        Intellectual property, in particular, patents, trademarks, and trade secrets, are essential to our business. Patents exclude others from making, using, offering for sale, or selling an invention throughout the 20-year term of a patent from the date the patent application was first filed. We recognize the importance of this exclusivity and seeks to secure as broad a protection as allowable for its products by filing patent applications as early as possible in the research and development phase with the intent of listing its issued patents, in the FDA Orange Book (in the U.S.) or the Patent Register (in Canada), as the case may be. Accordingly, novel products arising from our development efforts are typically patented, thereby providing intellectual property rights and associated market protection. To further strengthen our competitive edge, we may also seek, from third parties, an assignment or an exclusive or non-exclusive license or acquire the rights to a patent, patent application or other intellectual property such as trademarks, trade secrets, and/or know-how for the product(s) being developed or that are already being commercialized. Biovail recognizes the value of securing its own patent protection and/or obtaining exclusive rights to third party patents and/or patent applications, which are listable in the FDA Orange Book, or the Canadian Patent Register, as this allows us to assert the provisions of current legislation, being the Hatch-Waxman Amendments to the U.S. Federal Food, Drug, and Cosmetic Act (in the U.S.) and the Patented Medicines Regulations (Notice of Compliance), promulgated under the Patent Act (in Canada). Such filing allows the Company to commence patent infringement litigation against an applicant for a generic version of our branded products, if warranted, and thereby potentially delay generic drug entry into the market for a considerable period of time, or permanently. This strategy may include the exclusive use of a partner's patent portfolio to leverage our competitive edge.

        We do not, however, depend exclusively on intellectual property filings and litigation to protect its products. The implementation of product lifecycle management strategies is equally important and includes the reformulation of existing well-known products and thereby the creation of a new and improved version of such product(s), which may, in turn, lead to new intellectual property, often in the form of patents, to expand our scope of protection for a particular product.

        Our strategy is not to seek to have patents issued on our controlled-release technologies platforms because this may provide potential competitors with information relating to our proprietary technology and thus potentially enable such competitors to exploit our confidential technology that is not otherwise within the confines of such patent protection. We also rely on trade secrets, know-how and other proprietary information to maintain our competitive position. Every effort is taken to conduct as thoroughly as possible freedom-to-operate or non-infringement reviews of our trademark and patent applications prior to their filing as well as any intellectual property being in-licensed or acquired. However, there can be no assurance that any trademarks or patents will issue, or that, if issued, the use of the trademark or manufacture, use, sale, importation or offer for sale of such patented matter will not infringe upon other patents or technology. Our ability to compete effectively in the marketplace will depend, in part, upon our ability to maintain and safeguard the proprietary nature of our technology and to avoid infringing patents of others. Accordingly, we require all licensors, licensees and employees to enter into strict and onerous confidentiality agreements which are strictly monitored and, if need be, enforced. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information. In addition, we continuously monitor the activities of our competitors to ensure that our intellectual property rights are not infringed or eroded to the detriment of our marketed products or of our products in development.

Taxation

        A significant portion of our revenue and income are earned in a foreign country with low domestic tax rates. Dividends from such after tax business income are received tax-free in Canada. The Company's tax structure is supported by current domestic tax laws in the countries in which the Company operates, and the application of tax treaties between the various countries in which the Company operates. Our effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in the jurisdictions in which we operate, changes in tax treaties between the various countries in which we operate, and changes in the estimated value of deferred taxes and liabilities. The Company conducts transfer pricing studies to support the pricing of transactions between the various entities in the Company's structure. Our income tax reporting is subject to audit by domestic and foreign tax authorities.

Competition

        The pharmaceutical industry is highly competitive and subject to rapid and significant technological change. Our products face competition from both conventional forms of drug delivery and controlled-release drug-delivery systems developed, or under development, by other pharmaceutical companies. Many of these competitors have greater financial resources and marketing capabilities than us. Our competitors in the U.S. and abroad are numerous and include, among others, major pharmaceutical and chemical companies, including some of the licensees (or potential licensees) of our products; specialized contract research and research-and-development firms; universities; and other research institutions. We believe that our controlled-release technology, combined with our strategy of funding and controlling all or most aspects of our controlled-release pharmaceutical business, will provide the cost savings, efficiencies in product development and acceleration of regulatory filings necessary for us to compete effectively with such firms and institutions. Our competitors, however, may succeed in developing technologies and products that are as, or more, clinically or cost-effective than any that are being developed or licensed by us, or that would render our technologies and products obsolete or uncompetitive. In addition, certain of our competitors have greater experience than us in clinical testing and human clinical trials of pharmaceutical products and in obtaining FDA and other regulatory approvals.

REGULATORY AFFAIRS AND QUALITY ASSURANCE

        Our Corporate Regulatory Affairs Department is involved in the development and registration of each product and has prepared product submissions for regulatory agencies in the U.S. and Canada. This department also coordinates all data and document management, including amendments, supplements and adverse events reporting. Our Quality Assurance Department seeks to ensure that all stages of product development and production fully comply with good clinical, laboratory and manufacturing practices.

Regulation

        The research and development, manufacture and marketing of controlled-release pharmaceuticals are subject to regulation by U.S., Canadian and foreign governmental authorities and agencies. Such national agencies and other federal, state, provincial and local entities regulate the testing, manufacturing, safety and promotion of our products. The regulations applicable to our products may change as the currently limited number of approved controlled-release products increases and regulators acquire additional experience in this area.

U.S. Regulation

New Drug Application

        We are required by the FDA to comply with NDA procedures for our branded products prior to commencement of marketing by us or our licensees. New drug compounds and new formulations for existing drug compounds which cannot be filed as ANDAs are subject to NDA procedures. These procedures include: (1) preclinical laboratory and animal toxicology tests; (2) scaling and testing of production batches; (3) an Investigational New Drug Application ("IND"), submission and acceptance of which is required before any human clinical trials can commence; (4) adequate and well-controlled replicate human clinical trials to establish the safety and efficacy of a drug for its intended indication; (5) the submission of the NDA to the FDA; and (6) FDA approval of the NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing and testing facilities. If all of the data in the product application are owned by the applicant, the FDA will issue its approval without regard to patent rights that might be infringed or exclusivity periods that would affect the FDA's ability to grant an approval if the application relied upon data which the applicant did not own.

        Preclinical laboratory and animal toxicology tests must be performed to assess the safety and potential efficacy of a product. The results of these preclinical tests, together with information regarding the methods of manufacture of the products and quality-control testing, are then submitted to the FDA as part of an IND requesting authorization to initiate human clinical trials. Once the IND goes into effect, clinical trials may be initiated, unless a hold on clinical trials is subsequently issued by the FDA.

        Clinical trials involve the administration of a pharmaceutical product to individuals under the supervision of qualified medical investigators that are experienced in conducting studies under Good Clinical Practice guidelines. Clinical studies are conducted in accordance with protocols that detail the objectives of a study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA and to an Institutional Review Board prior to the commencement of each clinical trial. Clinical studies are typically conducted in three sequential phases, which may overlap. In Phase I, the initial introduction of the product into healthy human subjects, the compound is tested for absorption, safety, dosage, tolerability, metabolic interaction, distribution, and excretion. Phase II involves studies in a limited patient population with the disease to be treated to (1) determine the effectiveness of the product for specific targeted indications, (2) determine optimal dosage and (3) identify possible adverse effects and safety risks. In the event Phase II evaluations demonstrate that a pharmaceutical product is effective, has acceptable data to show an appropriate clinical dose, and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate clinical efficacy of the product and to further test its safety within an expanded patient population at geographically dispersed clinical-study sites. Periodic reports on the clinical investigations are required. We, or the FDA, may suspend clinical trials at any time if either party believes the clinical subjects are being exposed to unacceptable health risks. The results of the product development, analytical laboratory studies and clinical studies are submitted to the FDA as part of an NDA for approval of the marketing and commercialization of a pharmaceutical product.

        The above-described NDA procedures are premised on the applicant being the owner of, or having obtained a right of reference to, all of the data required to prove safety and efficacy. These NDAs are governed by 21 U.S.C. § 355(b)(1), also known as Section 505(b)(1) of the U.S. Food, Drug and Cosmetic ("FDC Act").

Abbreviated New Drug Application

        In certain cases, where the objective is to develop a generic version of an approved product already on the market, an ANDA may be filed in lieu of filing an NDA. Under the ANDA procedure, the FDA waives the requirement to submit complete reports of preclinical and clinical studies of safety and efficacy, and instead, requires the submission of bioequivalence data, that is, demonstration that the generic drug produces the same blood levels of drug in the body as its brand-name counterpart. It is mandatory that the generic version of a drug have the same pharmacokinetic profile, or change in blood concentration over time. The ANDA procedure would be available to us for a generic version of a drug product already approved by the FDA. In certain cases, an ANDA applicant may submit a suitability petition to the FDA requesting permission to submit an ANDA for a drug product that differs from a previously approved reference drug product (the "Listed Drug") when the change is one authorized by statute. Permitted variations from the Listed Drug may include changes in: (1) route of administration, (2) dosage form, (3) strength and (4) one of the active ingredients of the Listed Drug when the Listed Drug is a combination product. The FDA must approve the petition before the ANDA may be submitted. An applicant is not permitted to petition for any other kinds of changes from listed drugs. The information in a suitability petition must demonstrate that the change from the Listed Drug requested for the proposed drug product may be adequately evaluated for approval without data from investigations to show the proposed drug product's safety or effectiveness. The advantages of an ANDA over an NDA include lower R&D costs associated with bringing a product to market, and generally a shorter review and approval time at the FDA.

505(b)(2) Application Process

        Pharmaceutical companies may submit a 505(b)(2) application for a change in a drug when approval of the application relies on the FDA's previous finding of safety and/or effectiveness for a drug, and for which suitability for an ANDA is not appropriate or permitted. This mechanism essentially relies upon the same FDA conclusions that would support the approval of an ANDA available to an applicant who develops a modification of a drug that is not supported by a suitability petition. Regulation permits a 505(b)(2) applicant to rely on the FDA's finding of safety and effectiveness for an approved drug to the extent such reliance would be permitted under the generic drug approval provisions. This approach is intended to encourage innovation in drug development without requiring duplicative studies to demonstrate what is already known about a drug while protecting the patent and exclusivity rights for the approved drug.

Patent Certification and Exclusivity Issues

        ANDAs and 505(b)(2) NDAs are required to include certifications with respect to any patents that claim the Listed Drug or that claim a use for the Listed Drug for which the applicant is seeking approval. If applicable patents are in effect and this information has been submitted to the FDA, the FDA must delay approval of the ANDA or 505(b)(2) until the patents expire. If the applicant believes it will not infringe the patents, it can make a patent certification to the holder of patents on the drug for which a generic drug approval is being sought, which may result in patent infringement litigation which could delay the FDA approval of the ANDA or 505(b)(2) for up to 30 months. If the drug product covered by an ANDA or 505(b)(2) were to be found by a court to infringe another company's patents, approval of the ANDA could be delayed until the patents expire. Under the FDC Act, the first filer of an ANDA with a "non-infringement" certification is entitled to receive 180 days of market exclusivity. Subsequent filers of generic products would be entitled to market their approved product six months after the earlier of the first commercial marketing of the first filer's generic product or a successful defence of a patent infringement suit.

        Patent expiration refers to expiry of U.S. patents (inclusive of any extensions) on drug compounds, formulations and uses. Patents outside the U.S. may differ from those in the U.S. Under U.S. law, the expiration of a patent on a drug compound does not create a right to make, use or sell that compound. There may be additional patents relating to a person's proposed manufacture, use or sale of a product that could potentially prohibit such person's proposed commercialization of a drug compound.

        The FDC Act contains non-patent market exclusivity provisions that offer additional protection to pioneer drug products and are independent of any patent coverage that might also apply. Exclusivity refers to the fact that the effective date of approval of a potential competitor's ANDA to copy the pioneer drug may be delayed or, in certain cases, an ANDA may not be submitted until the exclusivity period expires. Five years of exclusivity are granted to the first approval of an NCE. Three years of exclusivity may apply to products which are not NCEs, but for which new clinical investigations are essential to the approval. For example, a new indication for use, or new dosage strength of a previously approved product, may be entitled to exclusivity, but only with respect to that indication or dosage strength. Exclusivity only offers protection against a competitor entering the market via the ANDA and 505(b)(2) routes, and does not operate against a competitor that generates all of its own data and submits a full NDA under Section 505(b)(1) of the FDC Act.

        If applicable regulatory criteria are not satisfied, the FDA may deny approval of an NDA or an ANDA or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in additional penalties, including product seizures, injunction actions and criminal prosecutions.

Canadian Regulation

        The requirements for obtaining regulatory approval for pharmaceutical drugs in Canada are substantially similar to those of the U.S. described above, with the exception of the 505(b)(2) application, and marketing exclusivity under the FDC Act.

Clinical Trial Application

        Before conducting clinical trials of a new drug in Canada, we must submit a Clinical Trial Application must be submitted to the TPD. This application includes information about the proposed trial, the methods of manufacture of the drug and controls, preclinical laboratory and animal toxicology tests on the safety and potential efficacy of the drug, and information on any previously executed clinical trials with the new drug. If, within 30 days of receiving the application, the TPD does not provide notice that the application is unsatisfactory, clinical trials of the drug may proceed. The phases of clinical trials are the same as those described earlier in the document in this section, (see U.S. Regulation — New Drug Application).

New Drug Submission

        Before selling a new drug in Canada, we must submit an NDS or sNDS to the TPD and receive a Notice of Compliance ("NOC") from the TPD to sell the drug. The submission includes information describing the new drug, including its proper name, the proposed name under which the new drug will be sold, a quantitative list of ingredients in the new drug, the methods of manufacturing, processing, and packaging the new drug, the controls applicable to these operations, the tests conducted to establish the safety of the new drug, the tests to be applied to control the potency, purity, stability, and safety of the new drug, the results of biopharmaceutics and clinical trials as appropriate, the intended indications for which the new drug may be prescribed and the effectiveness of the new drug when used as intended. The TPD reviews the NDS or sNDS. If the submission meets the requirements of Canada's Food and Drugs Act and Regulations, the TPD will issue a NOC for the new drug.

        Where the TPD has already approved a drug for sale in controlled-release dosages, companies may seek approval from the TPD to sell an equivalent generic drug through an Abbreviated New Drug Submission ("ANDS"). In certain cases, the TPD does not require the manufacturer of a proposed drug that is claimed to be equivalent to a drug that has already been approved for sale and marketed, to conduct clinical trials; instead, the manufacturer must satisfy the TPD that the drug is bioequivalent to the drug that has already been approved and marketed.

        The TPD may deny approval or may require additional testing of a proposed new drug if applicable regulatory criteria are not met. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Contravention of Canada's Food and Drug Act, or regulations hereunder, can result in fines and other sanctions, including product seizures and criminal prosecutions.

        Proposals have recently been made that, if implemented, would significantly change Canada's drug approval system. In general, the recommendations emphasize the need for efficiency in Canadian drug review. Proposals include establishment of a separate agency for drug regulation and modeling the approval system on those found in European Union countries. There is no assurance, however, that such changes will be implemented or, if implemented, will expedite the approval of new drugs.

        Regulations prohibit the issuance of a NOC for a patented medicine to a generic competitor, provided that the patentee or an exclusive licensee has filed a list of its Canadian patents covering that medicine with the Minister of Health and Welfare (the "Minister"). After submitting the list, the patentee or an exclusive licensee can commence a proceeding to obtain an order of prohibition directed to the Minister prohibiting him or her from issuing a NOC. The Minister may be prohibited from issuing a NOC permitting the importation or sale of a patented medicine to a generic competitor until patents on the medicine expire or the waiver of infringement and/or validity of the patent(s) in question is resolved by litigation in the manner set out in such regulations. There may be additional patents relating to a company's proposed manufacture, use or sale of a product that could potentially prohibit such company's proposed commercialization of a drug compound.

        Certain provincial regulatory authorities in Canada have the ability to determine whether the consumers of a drug sold within such province will be reimbursed by a provincial government health plan for that drug by listing drugs on formularies. The listing or non-listing of a drug on provincial formularies may affect the prices of drugs sold within provinces and the volume of drugs sold within provinces.

Additional Regulatory Considerations

        Sales of our products by our licensees outside the U.S. and Canada are subject to regulatory requirements governing the testing, registration and marketing of pharmaceuticals, which vary widely from country to country.

        Our manufacturing facilities located at Steinbach, Manitoba, Chantilly, Virginia, and in Dorado, Puerto Rico and Carolina, Puerto Rico, operate according to FDA and TPD mandated Good Manufacturing Practices ("GMP"). These manufacturing facilities are inspected on a regular basis by the FDA, the TPD, and other regulatory authorities. Our internal auditing team monitors compliance on an ongoing basis with FDA and TPD mandated good manufacturing practices. From time to time, the FDA, the TPD or other regulatory agencies may adopt regulations that may significantly affect the manufacture and marketing of our products.

        In addition to the regulatory approval process, pharmaceutical companies are subject to regulations under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations, including possible future regulations of the pharmaceutical industry. We believe that we are in compliance in all material respects with such regulations as are currently in effect.

MANUFACTURING / FACILITIES

        Biovail owns and leases space for manufacturing, warehousing, research, development, sales, marketing, and administrative purposes. We currently operate four modern, fully integrated pharmaceutical manufacturing facilities located in Steinbach, Manitoba; Chantilly, Virginia, Dorado, Puerto Rico; and Carolina, Puerto Rico. All of these facilities meet FDA-mandated and TPD-mandated GMP. These facilities are inspected on a regular basis by regulatory authorities, and our own internal auditing team ensures compliance on an ongoing basis with such standards.

        We have owned our Steinbach, Manitoba facility since 1992. This facility totals 145,000 square feet, most recently expanded in 2003. The facility doubled production output in 2004, compared with 2003, as a result of supplying Wellbutrin XL® to our partner GSK. In February 2005, we announced a $27.6-million expansion project to further enhance the manufacturing capability of this facility. Construction on the Steinbach expansion project, which is expected to begin in the spring of 2005, will include the addition of approximately 75,000 square feet, bringing the total to 220,000 square feet. Most areas of the site will be enlarged, including manufacturing, packaging, warehousing, laboratory operations and office space. Biovail expects the work to be completed in late 2006.

        The Carolina, Puerto Rico facilities total 34,000 square feet, including a 23,000-square-foot owned manufacturing facility and an 11,000-square-foot leased warehouse space. This plant is specially constructed for the high-volume production of controlled-release beads.

        The Dorado, Puerto Rico facility totals 140,000 square feet. This facility has been built for the manufacture of controlled-release and FlashDose® products, several of which have been filed and are in the approval process. This facility also houses the packaging operations for Tiazac® for the U.S. market, and will provide additional capacity for manufacturing of Cardizem® LA. The Dorado manufacturing facility has been owned by us since January 2001, and was upgraded to accommodate Biovail process requirements. Packaging operations at this facility commenced in January 2003.

        The Chantilly, Virginia facility continues to be primarily an R&D and technology transfer site, but remains an FDA-approved manufacturing facility. It is available as an alternate or back-up site for the production of FlashDose® products.

        In September 2002, we completed the construction of our new corporate headquarters facility in Mississauga, Ontario and relocated all corporate and administrative staff to the new facility. A corporate administrative office was opened in Toronto in February 2005.

        The Dublin, Ireland, facility (purchased in 2002) is used for research-and-development activities.

        Land in Christ Church, Barbados (purchased in 2002) is planned for the construction of a 14,000-square-foot office facility for the operations located in Barbados. No commitment has yet been made on this construction.

        The Bridgewater, New Jersey facility (leased in 2003) continues to be used for our U.S. sales and marketing operations, and certain clinical and management research-and-development operations.

        We believe our facilities are in satisfactory condition and are suitable for their intended use. We plan further investments to improve and expand our manufacturing and other related facilities over the next 24-month period. A portion of our pharmaceutical manufacturing capacity, as well as other critical business functions, are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major windstorm, earthquake or other natural disaster.

        We believe that we have sufficient facilities to conduct our operations during 2005. However, we continue to evaluate the purchase or lease of additional properties, as our business requires.

        The following table lists the location, use, size and ownership interest of our principal properties:

Location	Use	Size	Ownership

Mississauga, Ontario, Canada	Corporate office, sales, marketing and administration	55,000 square feet	Owned

Mississauga, Ontario, Canada	Research and development	24,300 square feet	Leased

Toronto, Ontario, Canada	Corporate administrative office	2,000 square feet	Leased

Toronto, Ontario, Canada	Contract research and development	40,000 square feet	Owned
		11,000 square feet	Leased

Steinbach, Manitoba, Canada	Manufacturing	145,000 square feet	Owned

Chantilly, Virginia, U.S.A.	Research, development	80,000 square feet	Leased

Chantilly, Virginia, U.S.A.	Manufacturing, research, development and warehousing	60,000 square feet	Leased

Bridgewater, New Jersey, U.S.A.	Sales, marketing and administration	110,000 square feet	Leased

Morrisville, North Carolina, U.S.A.(1)	Sales, marketing and administration	42,000 square feet	Leased

Dorado, Puerto Rico	Manufacturing	140,000 square feet	Owned

Carolina, Puerto Rico	Manufacturing	23,000 square feet	Owned

Carolina, Puerto Rico	Warehousing	11,200 square feet	Leased

St. Michael, Barbados	Development, licensing and administration	5,000 square feet	Leased

Christ Church, Barbados	Vacant Land	1.8 acres	Owned

Dublin, Ireland	Research and development	27,000 square feet	Owned

(1)
Leased facility has been vacated and sub-leased.

Significant Customers

        The following table identifies external customers that accounted in 2004 for 10% or more of the Company's total revenue:

	Percentage of Total Revenue
	2004%	2003%	2002%

Customer A	36	9	7

Customer B	17	13	23

Customer C	13	17	11

Employees

        At December 31, 2004 and December 31, 2003, we had 2,291 employees, including 94 part-time employees, who were engaged within the following operations: 849 in sales and marketing; 423 in research and development; 866 in manufacturing; and 153 in general and administrative areas. At December 31, 2003 and 2002, we had 1,958 and 1,322 employees, respectively, of whom 130 and 176, respectively, were in part-time positions. None of our employees are represented by collective-bargaining agreements.

THREE-YEAR HISTORY — MATERIAL DEVELOPMENTS

Acquisitions of intangible assets

Tramadol products

        In September 2003 and February 2004, we acquired from Ethypharm S.A. ("Ethypharm") the rights (including all relevant patents) to Ethypharm's ODT formulations of tramadol ("Tramadol ODT") and combination of tramadol and acetaminophen ("Tramadol/Acetaminophen ODT") for $16.0 million.

Ativan® and Isordil®

        In May 2003, we acquired from Wyeth the rights to Ativan® and Isordil® in the United States for $163.8 million. Ativan® is indicated for the management of anxiety disorders; Isordil® is indicated for the prevention of angina pectoris due to coronary-artery disease. Wyeth will manufacture and supply Ativan® and Isordil® to us for three years from the date of acquisition. We also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® products to be sold in the United States.

Athpharma products

        In April 2003, we entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44.2 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension; Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina; and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. We are currently in discussions with Athpharma to substitute certain new products in place of the original products acquired or to terminate the development and license agreement.

Wellbutrin SR® and Zyban®

        In December 2002, we acquired from GSK the rights to Wellbutrin SR® and Zyban® in Canada for $72.0 million. Wellbutrin SR® is prescribed for the treatment of depression; Zyban® is indicated as a treatment for smoking cessation in conjunction with behaviour modification. GSK will manufacture and supply Wellbutrin® SR and Zyban® to us for four years from the date of acquisition. In addition, we acquired the rights to market our bupropion hydrochloride ("HCl") extended-release tablets (Wellbutrin XL®) in Canada, subject to regulatory approval.

Vasotec® and Vaseretic®

        In May 2002, we acquired from Merck the rights to Vasotec® and Vaseretic® in the United States for $245.3 million. Vasotec® and Vaseretic® are indicated for the treatments of hypertension and congestive heart failure. Merck will manufacture and supply Vasotec® and Vaseretic® to us for five years from the date of acquisition. We are developing an enhanced formulation of Vasotec®, and a fixed-dose combination of Vasotec® with another active ingredient, to capitalize on the value of the acquired trademark. We also entered into a separate agreement with Merck to develop a new dosage format (using our CEFORM™ technology) of a Merck product under development.

Teveten® and Teveten® HCT

        In March 2002, we acquired from Solvay) the rights to Teveten® and Teveten® HCT in the United States for $94.3 million. Teveten® and Teveten HCT® are indicated for the treatment of hypertension — either alone or in conjunction with other antihypertensive medications. Solvay will manufacture and supply Teveten® and Teveten HCT® to us for up to 12 years from the date of acquisition.

Zovirax®

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights to Zovirax® Ointment and Zovirax® Cream in the United States for $133.4 million. Zovirax® is a topical anti-viral product. Zovirax® Ointment is indicated for the treatment of herpes and Zovirax® Cream is indicated for the treatment of cold sores. In December 2002, we agreed to pay GSK $40.0 million to extend the term of the Zovirax® distribution and supply agreement from 10 to 20 years. We also agreed to pay GSK an aggregate amount of $45.0 million, over four years beginning in 2004, to amend several terms of the original Zovirax® distribution and supply agreement, including a reduction in the supply price for this product. GSK will manufacture and supply Zovirax® Ointment and Zovirax® Cream to us over the term of the amended Zovirax® distribution and supply agreement.

Disposition of assets

Cedax® (ceftibuten)

        Cedax® is a third-generation, broad-spectrum oral cephalosporin antibiotic indicated for the treatment of chronic bronchitis, otitis media and pharyngitis/tonsillitis. In July 2004, the Company disposed of the Cedax® product rights, which resulted in a gain on disposal of $1.5 million.

Acquisitions of businesses

BNC-PHARMAPASS

        In July 2003, we formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") with Pharma Pass II, LLC ("PPII") to advance the development of carvedilol, eprosartan and tamsulosin. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, and we contributed cash in the amount of $30.1 million. Subsequent to the date of formation, PPII reduced its interest in BNC-PHARMAPASS through a series of withdrawals of cash from BNC-PHARMAPASS. In February 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $5.0 million, for a total purchase price of $35.1 million. We also agreed with PPII to terminate our development of tamsulosin, and the intellectual property related to this product was returned to PPII.

Pharma Pass

        In December 2002, we acquired Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass") for $178.7 million. Pharma Pass was a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including us, in the United States and Europe.

        At the time of acquisition, Pharma Pass was involved in the development of approximately 20 branded and generic products. Subsequent to the date of acquisition, one of these products (Wellbutrin XL®) received FDA approval, another has received an Approvable Letter (Tramadol ER), and we divested of two additional products. We are continuing the development programs for the remaining products. Through this acquisition, we extinguished any future milestone or royalty obligations that we may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development pursuant to the research-and-development agreements we previously entered into with Pharma Pass.

        Through this acquisition, we obtained Pharma Pass's interests in certain licensed products, including Tricor (fenofibrate), and a participating interest in the gross profit on sales by a third party of generic omeprazole. We also obtained Pharma Pass's Zero Order Release System, a drug-delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule; and its oral colonic delivery system, a drug-delivery technology designed for the targeted release of medication into the lower intestine and upper colon.

Pharma Tech

        In December 2002, we acquired Pharmaceutical Technologies Corporation ("Pharma Tech") for $65.7 million. Pharma Tech was a development-stage company engaged in the application of drug-delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including us, to conduct contract research-and-development services.

        At the time of acquisition, Pharma Tech was involved in a number of product-development projects that were in various stages of completion and had not been submitted for approval by the FDA. Subsequent to the date of acquisition, we received an Approvable Letter for one of these products and discontinued the development of another product. At the date of acquisition, two additional products had received Approvable Letters from the FDA. We are continuing to work to resolve the issues raised in these letters. Through this acquisition, we extinguished any future milestone or royalty obligations that we may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development pursuant to the research-and-development agreements we previously entered into with Pharma Tech.

RISK FACTORS

        While we aim to identify and manage risks, no risk-management strategy can provide complete assurance against risks. Documented as follows are the key risk factors, generally associated with the business, that have been identified through the approach to risk management. These should be carefully considered before any investment is made in Biovail.

        A decrease in the sales of Wellbutrin XL® could significantly reduce revenues and earnings.

        We receive a portion of GSK's net selling price on the worldwide sales of Wellbutrin XL® — except for Canada. In 2004, Biovail's product sales revenue for Wellbutrin XL® sales was $317 million, which represents approximately 35% of Biovail's total revenue. This revenue item generates a larger proportion of net income relative to Biovail's own product sales as this product has a relatively high gross margin. Any factors that decrease sales of Wellbutrin XL® could significantly reduce revenues and earnings and have a material adverse effect on Biovail's financial condition and results of operations. These include:

  •
  Issues relating to the production of Wellbutrin XL®;

  •
  Development and commercialization of competitive pharmaceuticals, including generic versions;

  •
  Loss of patent protection by competitors that are successful in challenging, circumventing or infringing Biovail's patents;

  •
  Changes in reimbursement policies of third-party payers;

  •
  Government action/intervention;

  •
  Marketing or pricing actions by our partners or competitors;

  •
  Public opinion toward anti-depressant treatments;

  •
  Any changes in the product's label or other such regulatory intervention;

  •
  Product liability claims; or

  •
  Changes in prescription writing practices.

        In mid-November 2004, Biovail became aware of two separate ANDA filings for generic versions of Wellbutrin XL® by two pharmaceutical companies in the United States. The first was filed by Anchen Pharmaceuticals, of Taiwan; the second was filed by Abrika Pharmaceuticals, of Florida. On December 22, 2004, Biovail initiated patent-infringement litigation against each company. In January 2005, we became aware of a third filing, and patent-infringement litigation has been initiated against Impax Laboratories of California.

        While we believe that we have a sound basis for concluding that these companies are infringing our patents, nevertheless, there is no certainty we will succeed in these actions, and thereby preclude the entry of these generic products from competing against the Wellbutrin® XL brand.

We are subject to claims under U.S. securities laws.

        The Company — and several of the Company's officers — are defendants in a consolidated Securities Class Action (see section, LEGAL PROCEEDINGS — Securities Class Actions). We and the other defendants believe that there are meritorious defenses to the claims asserted in this Action, and we intend to defend ourselves vigorously. However, it is possible that this Action could result in the award of substantial monetary damages. The conduct of this Action could negatively impact the market price of our securities. In addition, we expect to continue to incur expenses associated with the defense of this Action, regardless of the outcome, and this pending Action may divert the efforts and attention of our management team from normal business operations.

We could be subject to fines, penalties, or other sanctions as a result of ongoing investigations and inquiries by the U.S. Securities and Exchange Commission ("SEC") and the Ontario Securities Commission ("OSC").

        On November 20, 2003, we received a letter from the SEC indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance and certain accounting matters for the fiscal year 2003. On March 3, 2005, we received a subpoena from the SEC reflecting the fact that the SEC has entered a formal order of investigation. The subpoena seeks information related to a number of items, including our financial performance for the fiscal year 2003 and certain accounting matters. The scope of the investigation is broader than the informal inquiry, and the period under review covers 2001 to May 31, 2004. We are co-operating fully with the SEC's investigation.

        In addition, we have been advised that the OSC is conducting an investigation, which we understand relates to trading activity in our securities, as well as matters arising from the OSC's continuous disclosure review of certain public companies in Ontario. We continue to receive requests for information, and are responding and providing all requested information to the OSC. We are co-operating fully with the OSC's investigation.

        Although we are cooperating with these pending inquiries, we are unable at this point to predict the scope or outcome of these inquiries, and it is possible that one or more of them could result in the institution of administrative, civil, injunctive or criminal proceedings, the imposition of fines and penalties, and/or other remedies and sanctions. The conduct of these proceedings could negatively impact the market price of our securities. In addition, we expect to continue to incur expenses associated with responding to these agencies, regardless of the outcome, and these pending inquiries may divert the efforts and attention of our management team from normal business operations.

Our business could suffer as a result of manufacturing issues.

        The continued increase in the number of products we market, and have pending at the FDA and TPD, requires us to continue to expand our manufacturing capabilities, including making changes to our manufacturing facilities in Steinbach, Manitoba, and Dorado, Puerto Rico. The timely completion of these efforts is necessary for us to have sufficient manufacturing capacity for the anticipated quantities of our existing products and the products we expect to market or out-license in the future, and will require significant levels of capital investment. Our inability to complete our expansion and conversion projects, or adequately equip the facilities in a timely manner, or delays in receiving FDA and TPD approvals, could adversely affect our results of operations, financial condition and cash flows.

        Our manufacturing and other processes utilize sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Although we endeavour to properly maintain our equipment and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or a portion of our facilities were to become inoperable for period of time. This could occur for various reasons, including catastrophic events such as a hurricane or other natural disaster, an explosion, equipment failures and/or delays in obtaining components or replacements thereof, construction delays or defects and other events, both within and outside of our control.

        We have at times operated some of our manufacturing facilities on a 24-hour a day, seven-day a week production cycle to meet the market demand for current and anticipated products. Operating on that basis and meeting the anticipated market demand requires minimal equipment failures and product rejections. However, because we manufacture products that employ a variety of technology platforms, some of our manufacturing capabilities may at times be over-utilized, while others may be under-utilized, resulting in inefficiencies, equipment failures and rejection of lots. Until our manufacturing processes are fully optimized, and our manufacturing facilities are expanded, we may have difficulty at times fulfilling all of the market demand for our existing and future products, which could adversely affect our results of operations, financial condition and cash flows.

        A portion of our pharmaceutical manufacturing capacity, as well as other critical business functions, are located in areas subject to hurricane and earthquake casualty risks. Although we have certain limited protection afforded by insurance, our business and our earnings could be materially adversely affected in the event of a major weather-related or catastrophic event.

        As manufacturing facilities are located outside the continental U.S., while most of our sales are within the U.S., any change in policy or policy implementation relating to U.S. border controls may have an impact on our ease of access to the U.S. marketplace.

        A number of products sold by us are manufactured and supplied to us by third parties. Disruption in the supply of these products could have a material adverse impact on the Company's financial results.

        Although we endeavour to manufacture our pharmaceutical products to GMP requirements, it is possible that product we manufacture may need to be recalled and removed from the market. This could occur for various reasons, including failure of the product to meet and/or maintain specifications; stability issues; and/or our becoming aware of a product causing an adverse drug reaction(s) in patient(s). In turn, the removal of product from the market for either of these reasons, or any combination thereof, could have a significant adverse material impact on the Company's financial results.

        The supply of our product to our customers is subject to and dependent upon the use of transportation services. Disruption of transportation services could have a material adverse impact on the Company's financial results.

Our business could suffer as a result of adverse drug reactions.

        Unexpected adverse drug reactions ("ADR") by patients to any of our products could negatively impact utilization or market availability of our product.

Our business could suffer as a result of actions by third parties who have marketing rights to our products.

        Actions by third parties who control the pricing, trade rebate levels, product availability and other items for products we have licensed could have a material negative impact on our financial results.

Patent protection is unpredictable and uncertainty can arise regarding the applicability of our patents and proprietary technology.

        Our competitors may have filed patent applications, or hold issued patents, relating to products or processes competitive with those we are developing or our patent applications for a product or process may not be approved or may not be approved as desired. The patents of our competitors may impair our ability to do business in a particular area or others may independently develop similar products or duplicate any of our unpatented products. Our success will depend, in part, on our ability in the future to obtain patents, protect trade secrets and other proprietary information and operate without infringing on the proprietary rights of others.

        We rely on trade secrets, know-how and other proprietary information as well as requiring our employees and other vendors and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner.

        With respect to the segment of our business where we manufacture and supply generic versions of existing drugs, there has been substantial litigation concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights. When we file an ANDA for a bioequivalent version of a drug, we are required to certify to the FDA that any patent which has been listed with the FDA as covering the branded product has expired, or the date any such patent will expire, or that any such patent is invalid or will not be infringed by the manufacture, sale or use of the new drug for which the application is submitted. Approval of an ANDA is not effective until each listed patent expires, unless the applicant certifies that the patents at issue are not infringed or are invalid and so notifies the patent holder and the holder of the branded product NDA. A patent holder may challenge a notice of non-infringement or invalidity by suing for patent infringement within 45 days of receiving notice. Such a challenge would prevent FDA approval for a period that ends 30 months after the receipt of notice, or sooner if an appropriate court rules that the patent is invalid or not infringed. From time to time, in the ordinary course of business, we face such challenges.

        The expense of litigation, whether or not we are successful, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by us, whether because of the filing of an ANDA or otherwise, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Such lawsuits may be brought and the ultimate outcome of such litigation, if commenced, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our effective tax rate may increase.

        We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to audit by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in the tax treaties between various countries in which we operate, and changes in the estimated values of deferred tax assets and liabilities.

        We have recorded a valuation allowance on deferred tax assets primarily relating to operating losses, future tax depreciation and tax credit carry forwards. We have assumed that these deferred tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a period.

        Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the valuation allowance.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

        Our products face competition from conventional forms of drug delivery and from controlled-release drug delivery systems developed, or under development, by other pharmaceutical companies. We compete with companies in North America and internationally, including major pharmaceutical and chemical companies, specialized contract research organizations, research-and-development firms, universities and other research institutions. Some of our competitors are also licensees of our products. Many of our competitors have greater financial resources and selling and marketing capabilities, have greater experience in clinical testing and human clinical trials of pharmaceutical products and have greater experience in obtaining FDA, TPD and other regulatory approvals. Our competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that we may develop or license. These developments could render our technologies and products obsolete or uncompetitive, which would have a material adverse effect on our business and financial results.

The publication of negative results of studies or clinical trials may adversely impact our products.

        From time to time, studies or clinical trials on various aspects of pharmaceutical products are conducted by academics or others, including government agencies. The results of these studies or trials, when published, may have a dramatic effect on the market for the pharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials related to our products or the therapeutic areas in which our products compete could adversely affect our sales, the prescription trends for our products and the reputation of our products. In the event of the publication of negative results of studies or clinical trials related to our products or the therapeutic areas in which our products compete, our business, financial condition, results of operation and cash flows could be materially adversely affected.

Future inability to obtain components and raw materials or products could affect our operations.

        Some components and raw materials used in our manufactured products, and some products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. In the event an existing supplier becomes unavailable or loses its regulatory status as an approved source, we will attempt to locate a qualified alternative; however, we may be unable to obtain the required components, raw materials or products on a timely basis or at commercially reasonable prices. To the extent such difficulties cannot be resolved within a reasonable time, and at a reasonable cost, or we are required to qualify a new supplier, our business, financial condition, results of operation and cash flows could be materially adversely affected.

        Our arrangements with foreign suppliers are subject to certain additional risks, including the availability of government clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Arrangements with international raw-material suppliers are subject to, among other things, FDA and

TPD regulation, various import duties and required government clearances. Acts of governments outside the U.S. and Canada may affect the price or availability of raw materials needed for the development or manufacture of our products.

Our operations could be disrupted if our information systems fail or if we are unsuccessful in implementing necessary upgrades.

        Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems and our other information technology. If our systems were to fail or we are unable to successfully expand the capacity of these systems or to integrate new technologies into our existing systems, our operations and financial results could suffer.

There is no assurance that we will continue to be successful in our licensing and marketing operations.

        Certain of our products are marketed by third parties by way of license agreements or otherwise. Such third-party arrangements may not be successfully negotiated in the future. Any such arrangements may not be available on commercially reasonable terms. Even if acceptable and timely marketing arrangements are available, the products we develop may not be accepted in the marketplace, and even if such products are initially accepted, sales may thereafter decline. Additionally, our clients or marketing partners may make important marketing and other commercialization decisions with respect to products we develop without our input. As a result, many of the variables that may affect our revenues, cash flows and net income are not exclusively within our control.

The success of the strategic investments we make depends upon the performance of the companies in which we invest.

        Economic, governmental, industry and internal company factors outside our control affect each of the companies in which we may invest. Some of the material risks relating to the companies in which we may invest include:

  •
  The ability of these companies to successfully develop, manufacture and obtain necessary governmental approvals for the products which serve as the basis for our investments;

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  The ability of competitors of these companies to develop similar or more effective products, making the drugs developed by the companies in which we invest difficult or impossible to market;

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  The ability of these companies to adequately secure patents for their products and protect their proprietary information;

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  The ability of these companies to enter the marketplace without infringing upon competitors' patents;

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  The ability of these companies to remain technologically competitive; and

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  The dependence of these companies upon key scientific and managerial personnel.

        We may have limited or no control over the resources that any company in which we invest may devote to developing the products for which we collaborate with them. Any company in which we invest may not perform as expected. These companies may breach or terminate their agreements with us or otherwise fail to conduct product discovery and development activities successfully or in a timely manner. If any of these events occurs, it could have a material adverse effect on our business and our financial results.

We must successfully integrate any businesses or products that we have acquired or will acquire in the future.

        We may pursue product or business acquisitions that could complement or expand our business. However, there can be no assurance that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that we will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into our existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired companies and product lines could divert management's time and resources, and require significant resources to consummate. If we consummate one or more significant acquisitions through the issuance of common shares, holders of our common shares could suffer significant dilution of their ownership interests.

We depend on key scientific and managerial personnel for our continued success.

        Much of our success to date has resulted from the particular scientific and management skills of personnel available to us. If these individuals are not available, we might not be able to attract or retain employees with similar skills. In particular, our success to date in developing new products has resulted from the activities of a core group of research scientists. The continued availability of such a group is important to our ongoing success.

A relatively small group of products and customers may represent a significant portion of our net revenues or net earnings from time to time. If the volume or pricing of any of these products declines or we lose customers, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

        Sales of a limited number of our products represent a significant portion of our net revenues or net earnings. If the volume or pricing of our largest selling products declines in the future, our business, financial condition, cash flows and results of operations could be materially adversely affected.

        A significant portion of our net revenues is derived from sales to a limited number of customers. Any significant reduction or loss of business with one or several of these customers could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our ability to obtain third-party reimbursement for the cost of products and related treatment may not be adequate.

        Our ability to successfully commercialize our products and product candidates, even if FDA or TPD approval is obtained, depends in part on whether appropriate reimbursement levels for the cost of the products and related treatments are obtained from government authorities and private health insurers and other organizations, such as HMOs and Managed-Care Organizations ("MCOs") and Provincial Formularies.

        Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend toward managed health care in the U.S., the growth of organizations such as HMOs and MCOs and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. Such cost-containment measures and health-care reform could affect our ability to sell our products and may have a material adverse effect on our business, financial condition, cash flows and results of operations.

        Uncertainty exists about the reimbursement status of newly approved pharmaceutical products. Reimbursement in the U.S., Canada or foreign countries may not be available for some of our products. Any reimbursement granted may not be maintained or limits on reimbursement available from third-parties may reduce the demand for, or negatively affect the price of, those products. These issues could have a material adverse effect on our business, financial condition, cash flows and results of operations. We are unable to predict if additional legislation or regulation impacting the health-care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

Our business is subject to limitations imposed by government regulations.

        Government agencies in the U.S., Canada and other countries in which we carry on business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing and government review and final approval before we can market these products. The cost of complying with government regulation can be substantial. Governmental authorities in the U.S. and Canada and comparable authorities in foreign countries regulate the research and development, manufacture, testing and safety of pharmaceutical products. The regulations applicable to our existing and future products may change. There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed.

        Requirements for approval vary widely from country to country outside of the U.S. and Canada. Whether or not approved in the U.S. or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than in the U.S. or Canada.

        Any failure or delay in obtaining regulatory approvals could adversely affect the marketing of any products we develop and therefore our business, financial condition, cash flows and results of operations.

New legislation or regulatory proposals may adversely affect our revenues and profitability.

        A number of legislative and regulatory proposals aimed at changing the health-care system, including the cost of prescription products, importation and reimportation of prescription products from countries outside the U.S. and changes in the levels at which pharmaceutical companies are reimbursed for sales of their products, have been proposed. While we cannot predict when or whether any of these proposals will be adopted or the effect these proposals may have on our business, the pending nature of these proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Changes in the Medicare, Medicaid or similar governmental programs or the amounts paid by those programs for our services may adversely affect our earnings. These programs are highly regulated and subject to frequent and substantial changes and cost-containment measures. In recent years, changes in these programs have limited and reduced reimbursement to providers. In the U.S., The Medicare Prescription Drug, Improvement and Modernization Act of 2003, creates a new, voluntary prescription drug benefit under the Social Security Act. This for the first time, will provide a substantial drug benefit to Medicare participants beginning in January 2006. This program enhancement will utilize commercial market entities to market Medicare Advantage and stand-alone prescription drug plan options to the approximately 40 million people eligible for Medicare. We are currently engaged, via our managed-markets group, with key commercial entities as they develop their MMA drug benefit formularies. It is our intention to create broad access within relevant therapeutic classes for Biovail agents, within these new commercial plans to serve this important segment of the population.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 in the U.S. and Bill 198 in Ontario and related rules, will cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Delays or a failure to comply with the new rules and regulations could result in enforcement actions or the assessment of other penalties. The new laws and regulations could make it more difficult for us to obtain certain types of insurance, including director's and officer's liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause our general and administrative costs to increase beyond what we currently have planned. We are presently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Rising insurance costs could negatively impact our profitability.

        The cost of insurance, including insurance for directors and officers, worker's compensation, property, product liability and general liability insurance, rose significantly in the past year and are expected to continue to increase in 2005. In response, we may increase deductibles and/or decrease certain coverages to mitigate these costs. These increases, and our increased risk due to increased deductibles and reduced coverages, could have a negative impact on our results of operations, financial condition and cash flows.

If we fail to comply with the "safe harbours" provided under various federal, provincial and state laws, our business could be adversely affected.

        We are subject to various federal and state laws pertaining to health-care "fraud and abuse", including anti-kickback laws and false-claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to include, the referral of business, including the purchase or prescription of a particular drug. The U.S. federal government has published regulations that identify "safe harbours" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. We seek to comply with the "safe harbours". Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions, it is possible that some of our practices might be challenged under anti-kickback or similar laws. Our activities relating to the sale and marketing of Cardizem® LA in the U.S. is subject to an investigation by the Office of the Inspector General ("OIG") of Health and Human Services (see section, LEGAL PROCEEDINGS — Governmental and regulatory inquiries).

        Violations of fraud and abuse of securities laws may be punishable by civil and/or criminal sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from U.S. federal health-care programs (including Medicaid and Medicare). Any such violations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our securities are subject to market price volatility.

        Market prices for the securities of pharmaceutical and biotechnology companies, including our own, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, concern as to the safety of drugs, and general market conditions can have an adverse effect on the market price of our securities.

We are not assured of successful development of our product pipeline.

        We have approximately 25 products at various stages of development or which are not yet marketed. We have filed several products for approval with the FDA. Approval may not be granted for all or any of these products and we may not be successful in filing NDAs or ANDAs for the remaining pipeline products with the FDA. We are subject to claims under United States securities laws.

We may not have sufficient cash and may be limited in our ability to access financing for future capital requirements, which may prevent us from expanding our business and our portfolio of products.

        We may in the future need to incur additional debt or issue equity in order to satisfy working-capital and capital-expenditure requirements, as well as to make acquisitions and other investments. To the extent we are unable to raise new capital, we may be unable to expand our business. If we raise funds through the issuance of debt or equity, any debt securities or preferred shares issued will have rights and preferences and privileges senior to those of holders of our common shares. The terms of the debt securities may impose restrictions on our operations that have an adverse impact on our financial condition. If we raise funds through the issuance of equity, the proportional ownership interests of our shareholders could be diluted.

We are subject to exposure relating to product liability claims.

        We face an inherent business risk of exposure to product liability and other claims in the event that the use of our products results, or is alleged to have resulted, in adverse effects. While we have taken, and will continue to take, what we believe are appropriate precautions, there can be no assurance that we will avoid significant product-liability claims. Although we currently carry product-liability insurance that we believe is appropriate for the risks that we face, there can be no assurance that we have sufficient coverage, or can in the future obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product-liability claims could prevent or inhibit the growth of our business or the number of products we can successfully market. Our obligation to pay indemnities, to withdraw a product following complaints, or a product liability claim could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may incur significant liability if it is determined that we are promoting the "off-label" use of drugs.

        Companies may not promote drugs for "off-label" uses — that is, uses that are not described in the product's labelling and that differ from those approved by the FDA or other applicable regulatory agencies. Physicians may prescribe drug products for off-label uses, and such off-label uses are common across medical specialities. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDA and other regulatory agencies do restrict communications on the subject of off-label use. The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions.

        Notwithstanding the regulatory restrictions on off-label promotion, the FDA and other regulatory authorities allow companies to engage in truthful, non-misleading, and non-promotional speech concerning their products. Although we believe that all of our communications regarding all of our products are in compliance with the relevant regulatory requirements, the FDA or another regulatory authority may disagree, and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management's attention could be diverted and our reputation could be damaged.

We may incur liability if our continuing medical or health education programs and/or product promotions are determined, or are perceived to be inconsistent with regulatory guidelines.

        The FDA and the TPD provide guidelines with respect to appropriate promotion and continuing medical and health education activities. Although Biovail endeavours to follow these guidelines, the FDA, TPD, or other regulatory authority, may disagree and we may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. In addition, management's attention could be diverted and our reputation could be damaged.

We are exposed to risks relating to foreign currencies.

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar denominated obligation to GSK for the acquisition of the Canadian rights to Wellbutrin® and Zyban®. We paid the final installment related to this obligation in March 2004 and, consequently, we do not have any material remaining non-U.S. dollar denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk. We believe that a 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

We are exposed to risks related to interest rates.

        We are exposed to interest-rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance rates. At our option we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisition of intangible assets are fixed and, consequently, the fair value of these obligations are affected by changes in interest rates. The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest-rate changes through the use of interest-rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. Based on our overall interest-rate exposure, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

We are exposed to risks related to our investments in other companies.

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock-market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been other-than-temporary declines in their fair values. A further decline in Ethypharm's financial condition and earnings prospects may necessitate an additional write down in our investment. A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

DIVIDENDS

        We have not declared or paid any cash dividends on our common shares to date. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our results of operations, capital requirements and other relevant factors.

        We have certain covenants in our Notes which would govern the level of dividends to be paid. The payment of dividends is a restricted payment for the purposes of Biovail's senior subordinated note indenture. Dividends and other payments and transactions that come within the definition of "restricted payments" may be paid or implemented provided they do not, in the aggregate, exceed the threshold calculated in accordance with the indenture. That threshold is calculated with reference to Biovail's cumulative consolidated net income and transactions that affect shareholders' equity.

DESCRIPTION OF CAPITAL STRUCTURE

        Biovail's authorized share capital consists of an unlimited number of common shares and an unlimited number of Class A Special shares, issuable in series. At December 31, 2004, there were 159,383,402 common shares and no Class A Special shares outstanding.

        Each common share carries the right to vote at all meetings of shareholders and to receive the remaining property of the corporation upon dissolution. The Board of Directors may declare dividends on the common shares at their discretion.

        The Class A Shares are issuable in series (and are non-voting, except as required by law). The directors may fix the designation, rights, privileges, restrictions and conditions of each series, subject to certain restrictions. The Class A shares of any series may be convertible into common shares (and are entitled to preference over the common shares with respect to the payment of dividends and distributions on dissolution). No series of Class A Special shares has been created.

        Biovail has outstanding $400 million of Senior Subordinated Notes ("Notes") bearing interest at an annual rate of 7 7/8% and maturing on April 1, 2010. The Notes are direct, unsecured obligations of the Company. Biovail has the right, to redeem all or a portion of the Notes at pre-determined redemption prices — on or after April 1, 2006.

        Biovail's Notes have been rated as follows:

Agency	Rating Assigned	Description of Rating

Moody's	B2	Outlook: Negative

Standard & Poor's	BB-	Outlook: Negative

        A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

        An obligation noted "BB" or "B2" is less vulnerable to non-payment than other speculative issues, but may lack characteristics of a desirable investment. It faces major ongoing uncertainties or exposures to adverse business, financial or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation over any long period of time. The modifier "2" indicates a mid-range ranking. The "negative" sign shows the relative standing within the rating category. A rating outlook is an opinion regarding the likely direction of a rating over the medium term. However, an Outlook is not necessarily a precursor of a rating change or future CreditWatch action. "Negative" indicates a rating may be lowered.

MARKET FOR SECURITIES

        Biovail's common shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol "BVF". The reported high and low trading prices and trading volume of the common shares of Biovail on the Toronto Stock Exchange for each month of the fiscal year ending December 31, 2004 are set forth in the table below:

Month	Toronto Stock Exchange (C$)
	High	Low	Volume

January	33.98	28.00	15,720,180

February	30.30	23.90	10,926,561

March	29.25	20.40	18,579,217

April	26.74	20.45	15,299,947

May	27.35	22.95	6,458,687

June	25.80	23.28	8,355,100

July	25.20	20.20	8,145,227

August	22.74	19.50	7,259,546

September	23.23	19.50	6,942,617

October	24.80	22.06	9,878,033

November	23.27	16.90	13,751,969

December	20.27	17.82	7,441,941

Source: TSX

DIRECTORS AND OFFICERS

        The following table and associated notes set forth as at the date hereof the name of each director and executive officer of Biovail, their municipalities of residence, their respective principal occupations and, where applicable, their membership on an executive committee of the Board of Directors. In addition, it indicates the period during which each director has served as a director of Biovail or its predecessor. As a group, based on information provided to Biovail by each director and executive officer listed below, all directors and executive officers of Biovail listed below beneficially owned, directly or indirectly, or exercised control or direction over a total of 21,451,984 common shares of Biovail as of December 31, 2004, representing approximately 13.5% of the outstanding common shares. The terms of office of all of the directors of Biovail expire at the termination of the next annual meeting of shareholders or until their successor is elected or appointed.

Name and Municipality of Residence	Directors
Office and/or Principal Occupation Within the Past Five Years
EUGENE N. MELNYK St. Michael, Barbados, WI	Executive Chairman from November 2004 Chief Executive Officer of the Company (December 2001 – November 2004) Chairman of Biovail and/or its predecessor companies from (June 1987 – November 2004)
WILFRED G. BRISTOW Campbellville, ON, Canada	Director from 1994 Chair of Nominating & Governance Committee, Member of Compensation Committee Vice-President, Nesbitt Burns Inc., an investment bank

MICHAEL VAN EVERY, CA Nobleton, ON, Canada	Director from 2004
Chair of the Audit Committee
Member of Nominating and Governance Committee
Partner, PricewaterhouseCoopers LLP and/or its predecessor companies an accounting firm
(September 1969 – June 2004)
LAURENCE E. PAUL, MBA, M.D. Los Angeles, CA, USA	Director from 2002
Chair of Compensation Committee
Member of Audit Committee
Member of Nominating & Governance Committee
Managing Principal, Laurel Crown Capital LLC, a private equity firm
(May 2001 – Present)
Managing Director, Credit Suisse First Boston
(September 2000 – March 2001)
Managing Director, Donaldson, Lufkin, Jenrette, Inc.
(April 1997 to November 2000)
SHELDON PLENER Toronto, ON, Canada	Director from 2002 Member of Nominating & Governance Committee Member of Compensation Committee Senior Partner, Cassels Brock & Blackwell LLP, a law firm
ROGER D. ROWAN Toronto, ON, Canada	Director from 1997 Member of Audit Committee Member of Nominating and Governance Committee President, Chief Operating Officer, Watt Carmichael, Inc., an investment management firm
ROLF REININGHAUS [1] Mississauga, ON, Canada	Senior Vice-President, Corporate and Strategic Development (December 1999 – Present) President, Crystaal Corporation (a subsidiary of the Company) (November 1997 – December 1999)
Name and Municipality of Residence	Executive Officers
Office and/or Principal Occupation Within the Past Five Years
EUGENE N. MELNYK St. Michael, Barbados, WI	Executive Chairman from November 2004 Chief Executive Officer of the Company (December 2001 – November 2004) Chairman of Biovail and/or its predecessor companies from (June 1987 to November 2004)
DR. DOUGLAS J. P. SQUIRES Villanova, PA, USA	Chief Executive Officer (November 2004-Present) MDS Inc., President and Chief Executive Officer of MDS Pharma Services (June 1998 – September 2004)
KENNETH C. CANCELLARA Toronto, ON, Canada	Senior Vice-President, Chief Legal Officer & Corporate Secretary (February 2002 – Present) Senior Vice-President and General Counsel and Corporate Secretary (April 1996 – February 2002)

CHARLES A. ROWLAND, JR. Flemington, NJ, USA	Senior Vice-President and Chief Financial Officer
(August 2004 – Present)
Breakaway Technologies, Inc., Chief Operating and Financial Officer (September 2001 – August 2004)
Pharmacia Corporation, Group Vice-President, Finance
(March 1998 – August 2001)
ROLF REININGHAUS [1] Mississauga, ON, Canada	Senior Vice-President, Corporate and Strategic Development (December 1999 – Present) President, Crystaal Corporation (a subsidiary of the Company) (November 1997 – December 1999)
BRIAN CROMBIE Mississauga, ON, Canada	Senior Vice-President, Corporate Development
(August 2004 – Present)
Senior Vice-President and Chief Financial Officer
(May 2000 – August 2004)
The Jim Pattison Group, Managing Director Corporate Finance
(January 1998 – May 2000)
DR. GREGORY J. SZPUNAR Chester, NJ, USA	Senior Vice-President, Research & Development and Chief Scientific Officer (April 2003 – Present) Pharmacia Corporation, Senior Vice-President, Product Development (November 1998 – April 2003)
DAVID (RICK) KEEFER New Hope, PA, USA	Senior Vice-President, Commercial Operations (August 2004 – Present)
Group Vice-President Sales (May 2003 – August 2004)
Pharmacia Corporation, Vice-President, Sales
(March 2001 – May 2003)
Wyeth-Ayerst Laboratories, Vice-President, Business Unit Director
(April 1995 – February 2001)
JOHN R. MISZUK Mississauga, ON, Canada	Vice-President, Controller and Assistant Secretary (February 2000 – Present) Vice-President, Controller (November 1998 – February 2000)
KENNETH G. HOWLING Toronto, ON, Canada	Vice-President, Finance and Corporate Affairs (October 2004 – Present) Vice-President, Finance (May 2000 – October 2004) Vice-President and Chief Financial Officer (October 1997 – May 2000)
JOHN SEBBEN Oakville, ON, Canada	Vice-President, Global Manufacturing
(August 2004 – Present)
Apotex Inc. (Torpharm Division), Vice-President, Operations
(January 2002 – May 2004)
GlaxoSmithKline Canada, Director, Operations
(June 1995 – December 2001)
SUZANNE VILLENEUVE Brampton, ON, Canada	Vice-President, General Manager Biovail Pharmaceuticals Canada (April 2004 – present)
Vice-President, Marketing, Biovail Pharmaceuticals Canada
(March 2001 – April 2004)
GlaxoSmithKline Canada, Director, Consumerization
(December 2000 – March 2001)
GlaxoSmithKline Canada, Regional Sales Manager, Quebec
(December 1999 – November 2000)
1
Mr. Reininghaus is expected to retire from Biovail during the course of 2005.

LEGAL PROCEEDINGS

        From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

        Because it cannot currently predict or foresee the outcome of the legal proceedings it is involved in, or reasonably estimate the amount of any losses that may result from these proceedings, the Company has not accrued for any loss contingencies related to these proceedings as at December 31, 2004. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's results of operations, financial position and cash flows.

Intellectual property

        RhoxalPharma Inc. ("RhoxalPharma") has filed an Abbreviated New Drug Submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). The Company has two patents listed in the Patent Registry and on April 1, 2004, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to RhoxalPharma until said proceedings are concluded, or until the expiry of 24 months from the date of the Notice of Allegation, whichever is earlier.

        RhoxalPharma has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin SR® (100mg and 150mg). The Company has three patents listed in the Patent Registry and on January 6, 2005, has instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to RhoxalPharma until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

        Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin SR® (100mg and 150mg). The Company has three patents listed in the Patent Registry and on March 31, 2003, instituted legal proceedings in the Federal Court of Canada with respect to two of the three listed patents. On January 6, 2005 the Court issued a decision finding that Novopharm's formulations do not infringe the listed patents. The decision has been appealed, but that appeal process did not prevent the issuance of an NOC to Novopharm.

        PharmaScience Inc. ("PharmaScience") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin SR® (100mg and 150mg). The Company has three patents listed in the Patent Registry and on September 22, 2004, instituted legal proceedings in the Federal Court of Canada that will prohibit the issuance of an NOC to PharmaScience until these proceedings are concluded, or until the expiry of 24 months after the date of the Notice of Allegation, whichever is earlier.

        Torpharm, Inc. ("Torpharm") has filed an ANDA in the United States, seeking approval for a generic version of Cardizem® CD (120mg, 180mg, 240mg and 300mg). On November 21, 2001, the Company instituted legal proceedings in the United States District Court for the Northern District of Illinois Eastern Division pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a court decision of non-infringement or patent invalidity or a court decision to abbreviate the 30-month stay.

        Torpharm has filed an ANDA in the United States, seeking approval for a generic version of Tiazac® (120mg, 180mg, 240mg, 300mg and 360mg). On September 3, 2002, the Company instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Torpharm until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

        Anchen Pharmaceuticals Inc. ("Anchen") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company has instituted legal proceedings pursuant in the United States District Court for the Central District of California to the Hatch-Waxman Act that preclude the FDA from granting approval to Anchen until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

        Abrika LLLP ("Abrika") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings in the United States District Court for the Southern District of Florida pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Abrika until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

        Impax Laboratories Inc. ("Impax") has filed an ANDA in the United States, seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On March 7, 2005, the Company instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania pursuant to the Hatch-Waxman Act that preclude the FDA from granting approval to Impax until the earliest of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

Product liability

        BPI has been named in two Complaints — Superior Court of the State of California for the Country of Los Angeles (January 4, 2002) and United States District Court or the Western District of Washington at Seattle (October 23, 2003) — alleging personal injuries arising from Plaintiffs' use of Dura-Vent, a product containing phenylpropanolamine ("PPA") and formerly marketed by BPI. The California case has been dismissed without prejudice while the Company has never been served with a summons in the Seattle case, which is not being prosecuted against the Company. The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended. Damages have not been quantified.

Antitrust

        Several class-action complaints in multiple jurisdictions have been filed against the Company in which the Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. These complaints have been consolidated in the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the position of the Company is that it is not responsible for Andrx Corporation's ("Andrx") inability to receive timely final marketing approval from the FDA for its generic Tiazac® considering that the Andrx product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company. The Company has filed its Motion for Summary Judgment seeking to dismiss those of the actions pending in federal court. In the meantime, similar cases pending in the United States District Court for the Southern District of California, Superior Court of the State of California for Los Angeles County, Superior Court of California for the County of San Diego, Superior Court of the State of California for the County of Alameda have been stayed. Damages have not been quantified.

        Several class-action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan and Teva relating to an agreement between the Company and Elan for the in-licensing of Adalat CC products from Elan. These complaints have been consolidated in the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail believes these suits are without merit since, among other things, any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company has filed an extensive Motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "end-payors" without prejudice. The consumer and "end-payor" claims were re-filed in Superior Court of the State of California. The actions will proceed on their merits through normal legal process. Damages have not been quantified.

Securities class actions

        In the fourth quarter of 2003, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain officers as Defendants. On or about June 18, 2004, the Plaintiffs filed a Consolidated Amended Complaint (the "Complaint"). The Complaint alleges that the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated there under. More specifically, the Complaint alleges that the Defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The Plaintiffs seek to represent a class consisting of all persons other than the Defendants and their affiliates who purchased Biovail stock during that period.

        The Defendants responded to the Complaint by filing a motion to dismiss. The Court denied the motion to dismiss. The action will proceed on its merits through normal legal process. The Plaintiffs have not quantified the amount of the damages they are seeking.

Defamation and tort

        On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as Defendants the Company and certain officers thereof, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

        The Company filed a motion for summary dismissal of this action. The Court has dismissed a number of claims, with the remaining claims to proceed through the litigation process on the merits. Treppel has claimed $100 million in damages.

Governmental and regulatory inquiries

        The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General OIG that a preliminary administrative inquiry has been initiated into the Company's clinical experience and marketing programs related to Cardizem® LA. The Company is providing the OIG its full cooperation in this inquiry.

        On November 20, 2003, the Company received a notification from the Securities and Exchange Commission indicating that the Commission would be conducting an informal inquiry relating to the Company's financial performance for the fiscal year 2003. On March 3, 2005, the SEC issued a subpoena to the Company, pursuant to a formal order of investigation. The subpoena seeks information related to the Company's accounting practices. The scope of the investigation is broader than the informal inquiry, and the period under review now covers 2001 to May 2004. The Company is providing the SEC its full cooperation.

        The Company received requests for information from the OSC as part of the OSC's continuous disclosure review of public companies. The Company cooperated with the OSC in providing the requested information in respect of these enquiries. In addition, the Company received notification that the OSC "is conducting a routine enquiry into the trading of Biovail Corporation" securities prior to the issuance of press releases on October 3, 2003, which provided guidance for the third quarter, and October 30, 2003, which reported the financial results for the third quarter. Subsequently, the Company has received further requests for information and documentation. The Company is providing the OSC with its full cooperation.

        Although we are cooperating with these inquiries, we are unable at this point to predict the scope or outcome of these inquiries, and it is possible that one or more of them could result in the institution of administrative, civil injunctive or criminal proceedings, the imposition of fines and penalties, and/or other remedies and sanctions. The conduct of these proceedings could negatively impact our stock price. In addition, we expect to continue to incur expenses associated with responding to these agencies, regardless of the outcome, and these pending inquiries may divert the efforts and attention of our management team from normal business operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        No director or executive officer of Biovail, nor any person or company that is a director or indirect beneficial owner or who exercises control or direction over, more than 10 per cent of any of Biovail's common shares (or any associate or affiliate of the foregoing) has any material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Biovail. Biovail does not anticipate entering into any such transaction in the current financial year.

TRANSFER AGENT AND REGISTRARS

        The Company's transfer agent in Canada for its common shares is CIBC Mellon Trust Company at its principal office in Toronto, ON, Canada.

        The Company's transfer agent in the U.S. for its common shares is Chase Mellon Shareholder Services, New York, NY, U.S.A.

MATERIAL CONTRACTS

        We have not entered into any contract other than in the ordinary course of business, that is material to Biovail, and that was entered into in the most recently completed financial year, or before the most recently completed financial year but still in effect (other than such contracts entered into before January 1, 2002).

AUDIT COMMITTEE INFORMATION

Composition

        Biovail's Audit Committee is comprised of Michael Van Every (Chair), Laurence Paul and Roger Rowan. Each of the members of the Audit Committee is an independent director.

Qualifications

        The Board of Directors is satisfied that each of the members of the Audit Committee is "financially literate". In determining whether a director is financially literate, the Board considers whether that individual has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Biovail's financial statements.

        Mr. Van Every is a recently retired partner of PricewaterhouseCoopers LLP. Over the course of his 41-year career, he served as the audit partner for a number of public and private Canadian corporations. Mr. Van Every obtained his B.Com from McMaster University in 1963 and received his C.A. designation from the Institute of Chartered Accountants of Ontario in 1966. Dr. Paul has been a managing director at two securities and brokerage firms and now works in a leveraged buy out and principal investment company (of which he is a founder). He received a B.A. and M.D. from Harvard University and an MBA from Stanford University. Mr. Rowan is the Chief Operating Officer of a an investment management firm. He received a B.A. in Economics from Queen's University and works in the investment industry.

        The Board is satisfied that, Mr. Van Every and Dr. Paul each also have: an understanding of the accounting principles used by the issuer to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Charter

        The Audit Committee has reviewed and recommended to the Board of Directors, certain amendments to its charter to provide greater detail about the duties and responsibilities of the Audit Committee and its relationship with management, the external auditor and the internal auditor. This amended charter will be used in developing agendas for meetings of the Audit Committee. The Audit Committee intends to review its charter annually in order to respond to regulatory developments and the needs of the Company. A copy of the amended charter of the Audit Committee, approved by the Board of Directors, is appended to this circular as Appendix A.

Audit and Related Fees

	Year Ended December 31, 2004	Year Ended December 31, 2003

Audit Fees	$1,158,000	$1,197,000

Audit Related Fees	$333,000	$378,000

Tax Fees	$153,000	$133,000

All Other Fees	Nil	Nil

Total:	$1,644,000	$1,708,000

Audit Fees

        Audit fees were for professional services rendered by Ernst & Young LLP, our external auditor, for the audit of Biovail's annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees were for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under "Audit Fees" above. These services primarily consisted of reviewing documents related to due-diligence services for business acquisitions and business divestitures.

Tax Fees

        Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, value added tax and payroll tax).

All Other Fees

        In 2004 and 2003, no fees for services were incurred other than those described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

Pre-Approval Policies and Procedures

        The Audit Committee of our Board of Directors recommends to our shareholders the independent auditors to audit our financial statements. Management must obtain the Audit Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. This policy is designed to assure that such engagements do not impair the independence of our auditors.

        On a quarterly basis, management advises the Audit committee of the pre-approved services actually provided by our auditors. Services of a type that are not pre-approved by the Audit Committee require pre-approval by the Audit Committee's Chairman on a case-by-case basis. The Chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

ADDITIONAL INFORMATION

        Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Biovail's securities and shares authorized for issuance under equity compensation plans, where applicable, is contained in Biovail's Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is also provided in the Company's consolidated financial statements for the year ended December 31, 2004, together with the accompanying report of the auditors, as well as Biovail's Management Discussion and Analysis of Financial Condition and Results of Operations for the period.

        Additional information about the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission including the risks set forth (see section — RISK FACTORS) of this report. Biovail undertakes no obligation to update or revise any forward-looking statement.

APPENDIX A

BIOVAIL CORPORATION
CHARTER OF THE AUDIT COMMITTEE

1.     PURPOSE

        The Audit Committee shall provide assistance to the Board of Directors in fulfilling its oversight function with respect to:

  •
  The integrity of Biovail's financial statements;

  •
  Biovail's compliance with legal and regulatory requirements;

  •
  The External Auditor's qualifications and independence; and

  •
  The performance of Biovail's internal audit function and the External Auditor.

2.     COMMITTEE MEMBERSHIP

  •
  The Audit Committee will be comprised of no fewer than three Directors. Each Committee member will be independent for the purposes of all applicable regulatory and stock exchange requirements and in accordance with such additional criteria for independence as the Board may establish.

  •
  All members shall be "financially literate" (either at the time of appointment or within a reasonable time thereafter), meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Biovail's financial statements.

  •
  No holder of 20% or more of the Company's capital stock (nor any general partner, controlling shareholder or officer of any such holder) may be a voting member or Chairperson of the Audit Committee.

  •
  To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

    •
    An understanding of generally accepted accounting principles and financial statements;

    •
    Ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

    •
    Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Biovail's financial statements, or experience actively supervising one or more persons engaged in such activities;

    •
    An understanding of internal controls and procedures for financial reporting; and

    •
    An understanding of audit committee functions.

  •
  Experience of the Audit Committee Financial Expert. To the extent possible, the attributes described above will have been acquired through:

    •
    Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

    •
    Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

      •
      Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

      •
      Other relevant experience.

  •
  The Committee members and their Chairman will be elected annually by the Board at the first meeting of the Board of Directors following the annual general meeting of shareholders.

3.     AUTHORITY OF THE COMMITTEE

  •
  The Audit Committee shall have the authority to engage independent counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Audit Committee.

  •
  The Audit Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

4.     REMUNERATION OF COMMITTEE MEMBERS

  •
  Members of Audit Committee and the Chairman of the Audit Committee shall receive such remuneration for their service on the Audit Committee as the Board may determine from time to time.

  •
  No member of the Committee may earn fees from Biovail or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept, directly or indirectly, an consulting, advisory or other compensatory fee from Biovail.

5.     RESPONSIBILITIES

  INTEGRITY OF FINANCIAL STATEMENTS

  •
  Annual Financial Statements.    The Committee shall review and discuss with management and the External Auditor, Biovail's audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

  •
  Interim Financial Statements.    The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve, Biovail's interim unaudited financial statements and related MD&A.

  •
  Material Public Financial Disclosure.    The Committee shall discuss with management and the External Auditor:

    •
    The types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

    •
    Financial information and earnings guidance (if any) provided to analysts and rating agencies; and

    •
    Press releases containing financial information (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information).

  •
  Procedures for Review.    The Committee shall be satisfied that adequate procedures are in place for the review of Biovail's disclosure of financial information extracted or derived from Biovail's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

  •
  General.    The Committee shall review and discuss with management and the External Auditor:

    •
    Major issues regarding accounting principles and financial statement presentations, including any significant changes in Biovail's selection or application of accounting principles;

      •
      Major issues as to the adequacy of Biovail's internal controls over financial reporting and any special audit procedures adopted in light of material control deficiencies;

      •
      Analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

      •
      The effect on Biovail's financial statements of: regulatory and accounting initiatives; off-balance sheet transactions; structures, obligations (including contingent obligations) and other relationships of Biovail with unconsolidated entities or other persons that have a material current or future effect on Biovail's financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of Biovail's revenues or expenses;

      •
      The extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

      •
      Any financial information or financial statements in prospectuses and other offering documents;

      •
      The management certifications of the financial statements as required by the Sarbanes-Oxley Act of 2002, under applicable securities laws in Canada or otherwise;

      •
      Any other relevant reports or financial information submitted by the Corporation to any governmental body, or the public; and

      •
      Pension plan financial statements, if any.

  EXTERNAL AUDITOR

  •
  Authority with Respect to External Auditor.    As a representative of Biovail's shareholders, the Committee shall be directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Biovail. In the discharge of this responsibility, the Committee shall:

    •
    Have sole responsibility for recommending to the Board the firm to be proposed to Biovail's shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Board should recommend to Biovail's shareholders whether the incumbent External Auditor should be removed from office;

    •
    Review the scope and terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for pre-approving such audit services fees; and

    •
    Require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

  •
  Independence.    The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

    •
    Assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, Biovail should rotate periodically, the audit firm that serves as External Auditor;

    •
    Require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Biovail and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

      •
      Unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

      •
      Review and approve the policy setting out the restrictions on Biovail hiring partners, employees and former partners and employees of Biovail's current or former External Auditor.

  •
  Issues Between External Auditor and Management.    The Committee shall:

    •
    Review and discuss any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or any access to requested information;

    •
    Review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

    •
    Review with the External Auditor:

    •
    Any accounting adjustments that were proposed by the External Auditor, but were not made by management;

    •
    Any communications between the audit team and audit firm's national office respecting auditing or accounting issues arising from the engagement;

    •
    Any management or internal control letter issued, or proposed to be issued by the External Auditor to Biovail; and

    •
    The performance of Biovail's internal auditor.

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  Non-Audit Services.

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    The Committee shall either:

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    Pre-approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of Biovail to Biovail (including its subsidiaries); or

    •
    Adopt specific pre-approval policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to management.

    •
    The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee at its first scheduled meeting following such pre-approval.

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    The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Biovail at the time of the engagement as being non-audit services.

  •
  Evaluation of External Auditor.    The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

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    Review and evaluate the performance of the lead partner of the External Auditor;

    •
    Obtain the opinions of management and of the persons responsible for Biovail's internal audit with respect to the performance of the External Auditor; and

      •
      Obtain and review a report by the External Auditor describing:

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      The External Auditor's internal quality-control procedures; and

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      Any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor's firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor's firm, and any steps taken to deal with any such issues.

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  Review of Management's Evaluation and Response.    The Committee shall:

    •
    Review management's evaluation of the External Auditor's audit performance;

    •
    Review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses;

    •
    Receive regular reports from management and receive comments from the External Auditor, if any, on:

    •
    Biovail's principal financial risks;

    •
    The systems implemented to monitor those risks; and

    •
    The strategies (including hedging strategies) in place to manage those risks; and

    •
    Recommend to the Board whether any new material strategies presented by management to manage Biovail's principal financial risks should be considered appropriate and approved.

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  Internal Control and Audit.    In connection with Biovail's internal auditor, the Committee shall:

    •
    Review the terms of reference of the internal auditor and meet with the internal auditor as the Committee may consider appropriate to discuss any concerns or issues;

    •
    In consultation with the External Auditor and the internal auditor, review the adequacy of Biovail's internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

    •
    Review management's response to significant internal control recommendations of the internal auditor and the External Auditor;

    •
    Review (i) the internal control report prepared by management, including management's assessment of the effectiveness of Biovail's internal control structure and procedures for financial reporting and (ii) the External Auditor's attestation, and report, on the assessment made by management;

    •
    Instruct the External Auditor to prepare an annual evaluation of Biovail's internal audit group and review the results of that evaluation; and

    •
    Periodically review with the internal auditor any significant difficulties, disagreements with management or scope restrictions encountered in the course of the work of the internal auditor.

6.     MEETINGS

  •
  The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than quarterly. Meetings may be held at any time deemed appropriate by the Committee. A majority of the Members of the Audit Committee shall constitute a quorum to transact business and such meetings may be telephonic or by video conferencing. Notice of at least 48 hours shall be provided for all meetings. Minutes of every meeting shall be kept with Biovail's corporate records.

  •
  As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements or at which the Audit Committee [approves] the quarterly financial statements, the Audit committee shall meet separately with each of:

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    Management

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    The External Auditor; and

    •
    The internal auditor.

  •
  The independent auditors will have direct access to the Committee at their own initiative, shall receive notice of each meeting of the Audit Committee and shall be entitled to attend any such meeting at Biovail's expense.

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  The Chairman of the Committee will regularly report the Committee's findings and recommendations to the Board of Directors.

7.     OTHER

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  The Audit Committee shall review and approve all related party transactions in which Biovail is involved or which Biovail proposes to enter into.

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  The Audit Committee shall put in place procedures for:

    •
    The receipt, retention and treatment of complaints received by Biovail regarding accounting, internal accounting controls or auditing matters; and

    •
    The confidential, anonymous submission by employees of Biovail of concerns regarding questionable accounting or auditing matters.

  •
  On an annual basis, the Audit Committee shall follow the process established by the Board and overseen by the Nominating and Corporate Governance Committee for assessing the performance of the Committee.

  •
  The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

DATED at Mississauga this 30th day of March 2005.

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TABLE OF CONTENTS
BIOVAIL CORPORATION ANNUAL INFORMATION FORM PRESENTATION OF INFORMATION
CORPORATE STRUCTURE
THE BUSINESS
BIOVAIL PRODUCTS
PRODUCT-DEVELOPMENT PIPELINE
REGULATORY AFFAIRS AND QUALITY ASSURANCE
MANUFACTURING / FACILITIES
THREE-YEAR HISTORY — MATERIAL DEVELOPMENTS
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRARS
MATERIAL CONTRACTS
AUDIT COMMITTEE INFORMATION
ADDITIONAL INFORMATION
FORWARD-LOOKING STATEMENTS
APPENDIX A BIOVAIL CORPORATION CHARTER OF THE AUDIT COMMITTEE